

2017

NOTICE OF ANNUAL MEETING
AND PROXY STATEMENT



Notice of Annual Meeting

Dear Stockholder:

On behalf of the Board of Directors, it is our pleasure to invite you to attend the 2017 Annual Meeting of Stockholders of Delta Air Lines, Inc. The meeting will be held at 7:30 a.m. Eastern Daylight Time on Friday, June 30, 2017, at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York. At the meeting, stockholders will vote on the following matters:

- the election of directors for the next year;

- an advisory vote on executive compensation (also known as "say on pay");

- an advisory vote on the frequency of future advisory votes on executive compensation;

- the ratification of the appointment of Ernst & Young LLP as Delta's independent auditors for the year ending December 31, 2017; and

- any other business that may properly come before the meeting.

If you were a holder of record of Delta common stock at the close of business on May 3, 2017, you will be entitled to vote at the meeting. A list of stockholders entitled to vote at the meeting will be available for examination during normal business hours for ten days before the meeting at Delta's Investor Relations Department, 1030 Delta Boulevard, Atlanta, Georgia 30354. The stockholder list will also be available at the meeting.

Because space at the meeting is limited, admission will be on a first-come, first-served basis. Stockholders without appropriate documentation may not be admitted to the meeting. If you plan to attend the meeting, please see the instructions on page 7 of the attached proxy statement. If you will need special assistance at the meeting because of a disability, contact Investor Relations at (866) 715-2170.

We encourage stockholders to sign up to receive future proxy materials electronically, including the Notice Regarding the Availability of Proxy Materials. To sign up, visit *http://enroll.icsdelivery.com/dal.*

Please read our attached proxy statement carefully and submit your vote as soon as possible. Your vote is important. You can ensure that your shares are voted at the meeting by using our Internet or telephone voting system, or by completing, signing and returning a proxy card.

Sincerely,

Edward H. Bastian
Chief Executive Officer

Francis S. Blake
Chairman of the Board

Atlanta, Georgia
May 19, 2017

Table Of Contents

Proxy Statement Summary

Annual Meeting of Stockholders

Date:	**Friday, June 30, 2017**
Time:	**7:30 a.m. Eastern Daylight Time**
Location:	**Offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York** (located in Midtown Manhattan between East 44th Street and East 45th Street)
Record Date:	**May 3, 2017**

ITEM 1. Election of Directors — Board Recommendation: Vote FOR each nominee

We ask you to elect 11 directors. Each of the directors listed in the chart below is standing for election to hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified. The following chart provides summary information about each director nominee. Additional information may be found beginning on page 14.

Director	Age	Director Since	Occupation	Other Public Boards	Current Delta Committees
Independent Directors					
Francis S. Blake	67	2014	Former Chairman and CEO of The Home Depot, Inc.	2	Audit Corporate Governance*
Daniel A. Carp	69	2007	Former Chairman and CEO of Eastman Kodak	2	Corporate Governance Personnel & Compensation*
David G. DeWalt	53	2011	Former Executive Chairman and CEO of FireEye	1	Corporate Governance Safety and Security
William H. Easter III	67	2012	Former Chairman, President and CEO of DCP Midstream	3	Audit* Corporate Governance
Mickey P. Foret	71	2008	Former CFO of Northwest Airlines	1	Audit Safety and Security*
Jeanne P. Jackson	65	2017	Senior Strategic Advisor to the CEO of NIKE, Inc.	2	Audit Personnel & Compensation
George N. Mattson	51	2012	Former Partner of Goldman Sachs	0	Finance* Personnel & Compensation
Sergio A.L. Rial	56	2014	CEO of Banco Santander Brazil	0	Audit Personnel & Compensation
Kathy N. Waller	59	2015	Executive Vice President, CFO and President, Enabling Services of The Coca-Cola Company	1	Corporate Governance Finance
Non-Independent Directors					
Edward H. Bastian	59	2010	CEO of Delta	1	n/a
Douglas R. Ralph	62	2015	Captain, B767ER, Delta	0	Finance Safety and Security

* Chair

Board Highlights

Upon election of the Board's nominees at the annual meeting, the Board will have the following characteristics:

Director Independence	Board Tenure	Diversity
		
9 of 11 directors are independent.	*8 of 11 directors have served on the Board six years or less.*	*4 of 11 directors are diverse from a racial, gender or ethnicity standpoint.*

ITEM 2. Advisory on Executive Compensation — Board Recommendation: Vote FOR

We ask you to vote for approval on an advisory basis of compensation awarded to our executive officers. Additional information may be found beginning on page 54.

Executive Compensation Program

Our executive compensation program is based on the philosophy that we can best achieve our short-term and long-term business goals, which we refer to as our Flight Plan, by closely linking pay to performance and aligning the interest of all Delta employees, including executive officers, with our customers and stockholders. The following highlights reflect how our executive compensation program emphasizes pay for performance:

- A substantial portion of total compensation is placed at risk (*i.e.*, value received is contingent upon our financial, operational, customer satisfaction and stock performance), emphasizing variable over fixed compensation. Ninety-four percent of our Chief Executive Officer's target compensation opportunity for 2016 was at risk. Eighty-one percent of Mr. Bastian's target compensation is delivered through equity-based opportunities and his cash-based compensation (base salary and annual incentive opportunity) is below the 25th percentile of our peer group.

- Our annual and long-term incentive plans directly support our Flight Plan by utilizing challenging performance measures that provide incentives that deliver value to our stockholders and drive payouts to frontline employees under our broad-based profit sharing and shared rewards programs.

- We continue to focus on long-term compensation opportunities. The Personnel & Compensation Committee of the Board of Directors continued to grant all awards under long-term incentive plans with vesting schedules of three years.

ITEM 3. Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation — Board Recommendation: Vote FOR "One Year"

We ask you to vote for "ONE YEAR" for an advisory vote on the frequency of future advisory votes on executive compensation. This means a vote would occur on an annual basis (as opposed to voting every two or three years). Additional information may be found on page 55.

ITEM 4. Ratification of the Appointment of Independent Auditors — Board Recommendation: Vote FOR

We ask you to ratify the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2017. Additional information may be found on page 56.

2016 Performance Highlights*

Strong Financial Results

Earned pre-tax income of $6.6 billion, Delta's seventh consecutive year of solid profitability.



Pre-Tax Income
(in billions)

2012	2013	2014	2015	2016
$1.0	$2.5	$1.1	$7.2	$6.6

Excluding special items, earned pre-tax income of $6.1 billion, a $206 million increase over 2015.



Pre-Tax Income Excluding Special Items
(in billions)

2012	2013	2014	2015	2016
$1.6	$2.7	$4.5	$5.9	$6.1

Reduced debt and capital leases to $7.3 billion, a $997 million reduction from 2015.



Debt and Capital Leases
(in billions)

2012	2013	2014	2015	2016
$12.6	$11.2	$9.7	$8.3	$7.3

Reduced adjusted net debt to $6.1 billion, a $531 million reduction from 2015.



Adjusted Net Debt
(in billions)

2012	2013	2014	2015	2016
$11.7	$9.4	$7.3	$6.7	$6.1

Returned $3.1 billion to stockholders through a combination of quarterly cash dividends and share repurchases.



Stockholder Returns
(in millions)

2013	2014	2015	2016
$352	$1,351	$2,559	$3,110

Continued Revenue Premium

Generated a unit revenue premium relative to the industry for the sixth year in a row (based on our unit revenue compared to the average unit revenue of our domestic competitors).



Unit Revenue Premium

2012	2013	2014	2015	2016
107%	107%	108%	109%	109%

Excellent Operating Performance

Another year of strong operating performance, resulting in a mainline on-time arrival rate of 86.3%, flight completion factor of 99.6% and a record of 241 days with zero cancellations in 2016.



Days with No Mainline Cancellations

2013	2014	2015	2016
72	95	161	241

* See "Supplemental Information about Financial Measures" on page 58 for reconciliations of non-GAAP measures and reasons we use them.

Governance Highlights

☑ Independent chairman

☑ All directors elected annually; average tenure of non-management Board members is 4 years

☑ Majority voting for directors in uncontested elections

☑ Amended in 2016, Bylaws provide for proxy access

☑ Also amended in 2016, our Corporate Governance Principles prohibit ownership of specific airline competitors' stock by Board members and officers. The Corporate Governance Principles also provide no outside director will stand for re-election after age 72

☑ Robust annual self-assessment of Board and Board committees

☑ Regular formal succession planning for management and the Board of Directors, evidenced by successful senior management and Board leadership transitions in 2016

☑ Ongoing Board refreshment efforts — five new directors from 2014 to the present

☑ Anti-hedging and anti-pledging policy for all employees and Board members

☑ Meaningful stock ownership and retention guidelines for Board members and executive officers

☑ No stockholder rights plan (poison pill) or super-majority voting

☑ No employment agreements or supplemental executive retirement plans for officers

☑ Commitment to contributing 1% of net income to charitable groups

Sustainability Efforts

☑ Improved fuel efficiency of aircraft and ground support equipment and reduced and recycled operational waste

☑ The only North American airline in the Dow Jones North American Sustainability Index for the sixth consecutive year

☑ Achieving carbon-neutral growth since 2012 through voluntary purchase of carbon offsets; among highest scoring North American airlines evaluated by the CDP (formerly Carbon Disclosure Project) for Climate Change; tracking fuel efficiency as part of the company-wide flight plan goals and managing carbon footprint ahead of airline industry goals

☑ First legacy airline to report a verified annual greenhouse gas emissions inventory, with continued verification under The Climate Registry, a non-profit organization that verifies carbon footprints

Active Investor Outreach

We have long-standing, active engagement with our investors. Our senior management meets with investors at our annual investor day and more than 10 industry conferences throughout the year. In 2016, management met with approximately 90% of our top 20 actively-managed investors to discuss governance and financial performance of the company. Annually we invite our largest 25 investors to discuss our executive compensation program, financial performance, say on pay proposal, Board succession planning and agenda items for the annual meeting. We regularly report our investors' views to our Board of Directors, and its Personnel & Compensation Committee considers these views when developing our executive compensation program. In addition, we engage with analysts through quarterly conference calls, our annual Capital Markets day to discuss long-term targets, and meetings and calls. We have dedicated resources to engage with all shareholders through monitoring of investor relations e-mail, leveraging social media to convey key investment messages and utilizing infographics to improve communications with a broader audience.

In late 2015 and in 2016, the Board of Directors considered the adoption of a proxy access bylaw. After reviewing the specific terms of a bylaw proposed by an investor, proxy access bylaws adopted by other large companies and our own circumstances, we reached out to our large investors, including managers of index funds, to discuss the terms of a proposed bylaw for Delta. After taking into consideration our investors' viewpoints, the Board of Directors adopted a proxy access bylaw in October 2016.

General Information

Internet Availability of Proxy Materials

Under rules adopted by the Securities and Exchange Commission (SEC), we are furnishing proxy materials (including our 2016 Form 10-K) to our stockholders on the Internet, rather than mailing paper copies to each stockholder. If you received a Notice Regarding the Availability of Proxy Materials (the Notice) by U.S. or electronic mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice tells you how to access and review the proxy materials and vote your shares on the Internet. If you would like to receive a paper copy of our proxy materials free of charge, follow the instructions in the Notice. The Notice will be distributed to our stockholders beginning on or about May 19, 2017.

Stockholders Entitled to Vote

The Board of Directors set May 3, 2017 as the record date for determining the stockholders entitled to notice of and to vote at the annual meeting. On April 15, 2017, 736,042,013 shares of Delta common stock, par value $0.0001 per share, were outstanding. We do not expect the number of shares will change materially as of the record date. The common stock is the only class of securities entitled to vote at the meeting. Each outstanding share entitles its holder to one vote.

Voting Shares of Common Stock Registered in Your Name or Held under Plans

The control number you receive in your Notice covers shares of common stock in any of the following forms:

- common stock registered in your name (registered shares);

- common stock held in your account under the Delta Pilots Savings Plan (Pilot Plan);

- common stock allocated to your account under the Delta Family-Care Savings Plan (Savings Plan); or

- unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan.

  Special Note to Delta Employees About the Employee Stock Purchase Plan. If you are a Delta employee participating in the Employee Stock Purchase Plan, the control number you receive in your Notice does not cover shares of common stock purchased pursuant to the plan. These shares are held for your benefit by Fidelity in street name. For information about voting these shares, see "Voting Shares Held in Street Name" on page 6.

If you hold shares in more than one of the ways listed above, you may receive more than one Notice with separate control numbers. You will need to submit voting instructions for shares associated with each control number in order to vote all of your shares.

Your submission of voting instructions for registered shares results in the appointment of a proxy to vote those shares. In contrast, your submission of voting instructions for common stock held in your Pilot Plan account or allocated to your Savings Plan account, or for unvested restricted common stock granted under the Delta Air Lines, Inc. Performance Compensation Plan, instructs the applicable plan trustee or administrator how to vote those shares, but does not result in the appointment of a proxy. You may submit your voting instructions regarding all shares covered by the same control number before the meeting by using our Internet or telephone system or by completing and returning a proxy card, as described below:

- ***Voting by the Internet or Telephone.*** You may vote using the Internet or telephone by following the instructions in the Notice to access the proxy materials and then following the instructions provided to allow you to record your vote. After accessing the proxy materials, to vote by telephone call 1-800-690-6903, or to vote by the Internet, go to www.proxyvote.com and follow the instructions. The Internet and telephone voting procedures are designed to authenticate votes cast by using a personal identification number. These procedures enable stockholders to confirm their instructions have been properly recorded.

- ***Voting by Proxy Card.*** If you obtained a paper copy of our proxy materials, you may also vote by signing, dating and returning your instructions on the proxy card in the enclosed postage-paid envelope. Please sign the proxy card exactly as your name appears on the card. If shares are owned jointly, each joint owner should sign the proxy card. If a stockholder is a corporation or partnership, the proxy card should be signed in the full corporate or partnership name by a duly authorized person. If the proxy card is signed pursuant to a power of attorney or by an executor, administrator, trustee or guardian, state the signer's full title and provide a certificate or other proof of appointment.

To be effective, instructions regarding shares held in your Pilot Plan account or allocated to your Savings Plan account must be received by 5:00 p.m. Eastern Daylight Time on June 28, 2017. Instructions regarding registered shares or unvested restricted common stock must be received by 11:59 p.m. Eastern Daylight Time on June 29, 2017.

You may also vote registered shares by attending the annual meeting and voting in person by ballot; this will revoke any proxy you previously submitted.

Note that you may not vote shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your Savings Plan account in person at the meeting. If you do not submit voting instructions in a timely manner regarding shares of unvested restricted common stock, shares held in your Pilot Plan account or shares allocated to your Savings Plan account, they will not be voted. See "Voting Shares Held in Street Name" below for information about voting Employee Stock Purchase Plan shares.

All properly submitted voting instructions, whether submitted by the Internet, telephone or U.S. mail, will be voted at the annual meeting according to the instructions given, provided they are received prior to the applicable deadlines described above. All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board of Directors' recommendations set forth on page 7. The members of Delta's Board of Directors designated to vote the proxies returned pursuant to this solicitation are Edward H. Bastian, Francis S. Blake and Daniel A. Carp.

Revoking a Proxy or Voting Instructions

If you hold registered shares, unvested restricted common stock, shares in your Pilot Plan account or shares allocated to your Savings Plan account, you may revoke your proxy or voting instructions prior to the meeting by:

- providing written notice to Delta's Law Department at Delta Air Lines, Inc., Dept. No. 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: Corporate Secretary; or
- submitting later-dated instructions by the Internet, telephone or U.S. mail.

To be effective, revocation of instructions regarding shares held in your Pilot Plan account or allocated to your Savings Plan account must be received by 5:00 p.m. Eastern Daylight Time on June 28, 2017. Revocation of instructions regarding registered shares or unvested restricted common stock must be received by 11:59 p.m. Eastern Daylight Time on June 29, 2017.

You may also revoke your proxy covering registered shares by attending the annual meeting and voting in person by ballot. Attending the meeting will not, by itself, revoke a proxy.

Voting Shares Held in Street Name

If your shares are held in the name of a broker, bank or other record holder (that is, in street name), refer to the instructions provided by the record holder regarding how to vote your shares or to revoke your voting instructions. This includes any shares purchased through the Employee Stock Purchase Plan. You may also obtain a proxy from the record holder permitting you to vote in person at the annual meeting. Without a proxy from the record holder, you may not vote shares held in street name by returning a proxy card or by voting in person at the annual meeting. **If you hold your shares in street name, it is critical that you provide instructions to, or obtain a proxy from, the record holder if you want your shares to count in the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 2), and the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 3).** As described in the next section of this proxy statement, regulations prohibit your bank or broker from voting your shares on these proposals.

Limitation on Brokers' Authority to Vote Shares

Under New York Stock Exchange (NYSE) rules, brokerage firms may vote in their discretion on certain matters on behalf of clients who do not provide voting instructions at least 15 days before the date of the annual meeting. Generally, brokerage firms may vote to ratify the appointment of independent auditors and on other "discretionary" items. Because Proposals 1, 2 and 3 are not discretionary items, brokers are not permitted to vote your shares on these proposals unless you provide voting instructions. Accordingly, if your shares are held in a brokerage account and you do not return voting instructions to your broker by its deadline, your shares may be voted by your broker on Proposal 4, but not the other proposals described in this proxy statement. Broker non-votes will not be considered in connection with Proposals 1, 2 and 3. *Therefore, we urge you to give voting instructions to your broker on all proposals.*

Quorum for the Annual Meeting

The quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock that are outstanding and entitled to vote. Abstentions from voting and broker non-votes, if any, will be counted in determining whether a quorum is present. The meeting will not commence if a quorum is not present.

Votes Necessary to Act on Proposals

At an annual meeting at which a quorum is present, the following votes will be necessary on each of the proposals:

- Each director shall be elected by the vote of a majority of the votes cast with respect to the director. For purposes of this vote, a majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes with respect to that director (excluding abstentions).

- The advisory vote to approve executive compensation (say on pay) requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal. Although the outcome of the vote is advisory and therefore will not be binding on Delta, the Personnel & Compensation Committee of the Board of Directors will review and consider the voting results when making future decisions regarding executive compensation.

- In the advisory vote on the frequency of future advisory votes on executive compensation, the choice that receives the highest number of votes cast will be the choice approved by stockholders. Abstentions will have no effect on the outcome of the vote. Although the outcome of the vote is advisory and therefore will not be binding on Delta, the Board of Directors will review and consider the voting results when making decisions regarding the frequency of future advisory votes on executive compensation.

- Ratification of the appointment of Ernst & Young LLP as independent auditors for the year ending December 31, 2017 requires the affirmative vote of the majority of shares present and entitled to vote at the meeting. Abstentions have the same effect as votes against the proposal.

Broker non-votes, if any, will be handled as described under "Limitation on Brokers' Authority to Vote Shares" page 6.

Recommendations of the Board of Directors

The Board of Directors recommends that you vote:

- FOR the election of the director nominees named in this proxy statement;

- FOR the approval, on an advisory basis, of the compensation of Delta's named executive officers;

- FOR "one year" for an advisory vote on the frequency of future advisory votes on executive compensation; and

- FOR the ratification of the appointment of Ernst & Young LLP as Delta's independent auditors for the year ending December 31, 2017.

All properly submitted proxy cards not containing specific instructions will be voted in accordance with the Board's recommendations.

Presentation of Other Business at the Meeting

Delta is not aware of any business to be transacted at the annual meeting other than as described in this proxy statement. If any other item or proposal properly comes before the meeting (including, but not limited to, a proposal to adjourn the meeting in order to solicit votes in favor of any proposal contained in this proxy statement), the proxies received will be voted at the discretion of the directors designated to vote the proxies.

Attending the Meeting

To attend the annual meeting, you will need to show you are either a Delta stockholder as of the record date, or hold a valid proxy from such a Delta stockholder.

- If your shares are registered in street name, or are held in your Pilot Plan account or your Savings Plan account, please bring evidence of your stock ownership, such as your most recent account statement.

- If you own unvested restricted common stock, please bring your Delta-issued identification card; we will have a list of the holders of unvested restricted common stock at the meeting.

All stockholders should also bring valid picture identification; employees may use their Delta-issued identification card. If you do not have valid picture identification and proof that you own Delta stock, you may not be admitted to the meeting.

Householding

As permitted by the Securities Exchange Act of 1934 (the 1934 Act), only one copy of this proxy statement is being delivered to stockholders residing at the same address, unless the stockholders have notified Delta of their desire to receive multiple copies of the proxy statement. This is known as householding.

Delta will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to Delta's Investor Relations toll free at (866) 715-2170.

Stockholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, Wells Fargo Shareowners Services, to request that only a single copy of the proxy statement be mailed in the future. Contact Wells Fargo by phone at (800) 259-2345 or by mail at P.O. Box 64854, St. Paul, MN 55164-0854.

If you hold your shares in street name, you should contact Broadridge Investor Communication Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 or by calling 1-866-540-7095 to request that only a single copy of the proxy statement be mailed in the future.

Governance Matters

Governance Overview

Delta believes that sound governance practices are essential to enhance long-term value for our stockholders. We operate under governance practices that are transparent and consistent with best practices.

You may view the charters of the Audit, Corporate Governance, Finance, Personnel & Compensation and Safety and Security Committees, the Certificate of Incorporation, the Bylaws, corporate governance principles, codes of ethics and business conduct, and director independence standards on our Corporate Governance website at *http://ir.delta.com/ governance/governance-documents/default.aspx*. You may obtain a copy of these materials by contacting Delta's Corporate Secretary at the address below.

Director Independence

Independence of Audit, Corporate Governance and Personnel & Compensation Committee Members

For many years, Delta's Board of Directors has been composed of a substantial majority of independent directors. Delta's Board established the Audit Committee, the Corporate Governance Committee, the Finance Committee, the Personnel & Compensation Committee and the Safety and Security Committee to focus on particular Board responsibilities.

The Board of Directors has affirmatively determined that all current directors are independent under the New York Stock Exchange (NYSE) listing standards and Delta's director independence standards, except Ed Bastian, who is not independent because he is our Chief Executive Officer, and Doug Ralph, who is not independent because he is a Delta pilot. In making these independence determinations, the Board of Directors considered information submitted by the directors in response to questionnaires, information obtained from Delta's internal records and advice from counsel.

The Audit, Corporate Governance and Personnel & Compensation Committees consist entirely of non-employee directors who are independent, as defined in the NYSE listing standards and Delta's director independence standards. The members of the Audit Committee also satisfy the additional independence requirements set forth in rules under the 1934 Act. In addition, each member of the Audit Committee has been designated an Audit Committee Financial Expert. The members of the Personnel & Compensation Committee also satisfy the additional independence requirements set forth in rules under the 1934 Act.

Directors Elected Annually; Majority Voting for Directors

Delta's Certificate of Incorporation and Bylaws provide that all directors are elected annually. Under the Bylaws, a director in an uncontested election is elected by a majority of votes cast (excluding abstentions) at a stockholders' meeting at which a quorum is present. In an election for directors where the number of nominees exceeds the number of directors to be elected — a contested election — the directors are elected by the vote of a plurality of the shares represented at the meeting and entitled to vote on the matter.

Identification and Selection of Nominees for Director

The Corporate Governance Committee recommends to the Board of Directors nominees for election to the Board. The Corporate Governance Committee seeks nominees who have the skills and experience to assist management in the operation of Delta's business and to provide input on Delta's strategy, among other matters. In accordance with Delta's corporate governance principles, the Corporate Governance Committee and the Board of Directors assess potential nominees (including incumbent directors) based on factors such as the individual's business experience, character, judgment, diversity of experience, international background and other matters relevant to the Board's needs and objectives at the particular time. Independence, financial literacy and the ability to devote significant time to Board activities and to the enhancement of the nominee's knowledge of Delta's business are also factors considered for Board membership. The Corporate Governance Committee retains third-party search firms from time to time to assist in identifying and preliminarily screening potential Board members.

The Corporate Governance Committee evaluates potential nominees suggested by stockholders on the same basis as all other potential nominees. To recommend a potential nominee, you may:

- e-mail *nonmgmt.directors@delta.com* **or**
- send a letter addressed to Delta's Law Department at Delta Air Lines, Inc., Dept. No. 981, 1030 Delta Boulevard, Atlanta, Georgia 30354, Attention: *Corporate Secretary*.

Each potential nominee is reviewed and screened by the Corporate Governance Committee, which decides whether to recommend a candidate for consideration by the full Board.

Audit Committee Financial Experts

The Board of Directors has designated Mr. Easter, Mr. Blake, Mr. Foret, Ms. Franklin, Ms. Jackson and Mr. Rial as Audit Committee Financial Experts.

Compensation Committee Interlocks and Insider Participation

None of the members of the Personnel & Compensation Committee is a former or current officer or employee of Delta or has any interlocking relationships as set forth in applicable SEC rules.

Communications with Directors

Stockholders and other interested parties may communicate with our non-management directors by sending an e-mail to *nonmgmt.directors@delta.com*. We have established a link to this address on our Investor Relations website. Communications with directors may also be mailed to Delta's Corporate Secretary at the address listed above. Communications will be sent directly to the Chairman of the Board, as representative of the non-management directors, other than communications pertaining to customer service, human resources, accounting, auditing, internal control and financial reporting matters. Communications regarding customer service and human resources matters will be forwarded for handling by the appropriate Delta department. Communications regarding accounting, auditing, internal control and financial reporting matters will be brought to the attention of the Audit Committee Chair.

Board of Directors

During 2016, the Board of Directors met 11 times. Each director who served on the Board during 2016 attended at least 75% of the meetings of the Board of Directors and the committees on which he or she served that were held during his or her tenure on the Board. It is the Board's policy that directors are encouraged to attend the annual meeting. All of Delta's directors, except one, attended the annual meeting in 2016.

In 2016, the Board routinely held executive sessions without the Chief Executive Officer or any other management director. Mr. Carp presided at executive sessions as Chairman of the Board until May 2, 2016. Thereafter, Mr. Blake, who was named lead director on May 2, 2016 and became non-executive Chairman of the Board on October 11, 2016, presided at the executive sessions.

Board of Directors Leadership Structure

Because we believe operating pursuant to sound governance practices benefits the long-term interests of our stockholders, since 2003 we have chosen to elect an independent, non-executive chairman separate from our Chief Executive Officer. Governance commentators, proxy voting advisory firms, and institutional stockholders generally conclude the separation of the two roles is a "best practice." We believe the non-executive Chairman of the Board plays an important governance leadership role that enhances long-term stockholder value. Responsibilities include:

- chairing meetings of non-management directors (executive sessions);
- presiding at the Annual Stockholders Meeting;
- briefing the Chief Executive Officer on issues raised in executive sessions;
- in collaboration with the Corporate Governance Committee of the Board, committee chairs and the Chief Executive Officer, scheduling Board meetings, setting Board agendas and strategic discussions and providing a review of pre-meeting materials delivered to directors;
- overseeing Board, committee and senior management evaluations and succession planning;
- managing the Board's oversight of risks;
- recommending appropriate governance policies and practices;
- overseeing the avoidance of conflicts of interests;
- recommending Board committee and committee chair assignments;

- facilitating director discussions inside and outside the boardroom, managing the relationship between the Chief Executive Officer and the Board, consulting with the Chief Executive Officer and serving as a counterweight as appropriate;

- overseeing the process for selecting new Board members;

- calling meetings of the Board and stockholders;

- chairing the Corporate Governance Committee;

- conducting/overseeing the annual evaluation of the committees and the Board; and

- carrying out other duties requested by the Chief Executive Officer and the Board as a whole.

Board Committees

The Board of Directors has established the following committees to assist it in discharging its responsibilities:

Audit Committee

The Audit Committee met 10 times in 2016. Among its other responsibilities, the Committee:

- appoints (subject to stockholder ratification) our independent auditors;

- represents and assists the Board in its oversight of:
  - the integrity of our financial statements;
  - legal and regulatory matters, including compliance with applicable laws and regulations;
  - our independent auditors' qualifications, independence and performance;
  - the performance of our internal audit department;

- reviews audits and other work product of the independent auditors and internal audit department;

- discusses the adequacy and effectiveness of our internal control over financial reporting;

- oversees our compliance with procedures and processes pertaining to corporate ethics and standards of business conduct;

- reviews and, if appropriate, approves or ratifies:
  - possible conflicts of interest involving members of the Board or executive officers;
  - transactions that would be subject to disclosure under Item 404 of SEC Regulation S-K;

- considers complaints concerning accounting, auditing, internal control and financial reporting matters;

- reviews the enterprise risk management process by which management identifies, assesses and manages Delta's exposure to risk; discusses major risk exposures with management; apprises the Board of Directors of risk exposures and management's actions to monitor and manage risk; and reviews Delta's insurance programs; and

- focuses on tone at the top and chooses key topics for detailed review.

Corporate Governance Committee

The Corporate Governance Committee met four times in 2016. Among its other responsibilities, the Committee:

- leads the search and recruiting process for new outside directors; considers stockholder nominations of candidates for election as directors; and

- considers, develops and makes recommendations, where appropriate, to the Board regarding:
  - governance standards;
  - qualifications and eligibility requirements for Board members, including director independence standards;
  - the Board's size, composition, organization and processes;
  - the type, function, size, membership and chairs of Board committees;

– evaluation of the Board's performance;

– legal and regulatory changes in corporate governance;

– political contributions reports; and

– the compensation of non-employee directors.

Finance Committee

The Finance Committee met 10 times in 2016. Among its other responsibilities, the Committee:

- reviews and makes recommendations, where appropriate, to the Board regarding:

  – financial planning and financial structure;

  – financings and guarantees;

  – capital expenditures, including fleet acquisition;

  – acquisitions and investments;

  – annual and longer-term operating plans;

  – capital structure, including issuances and repurchases of capital stock and other securities;

  – risk management practices and policies concerning investments and hedging, both financial and non-financial, including swaps;

  – balance sheet strategies;

  – derivatives management, fuel hedging and oversight of Delta's oil and fuel management; and

- approves commitments, capital expenditures and debt financings and re-financings, subject to certain limits.

Personnel & Compensation Committee

The Personnel & Compensation Committee met seven times in 2016. Among its other responsibilities, the Committee:

- establishes general compensation philosophy and oversees the development and implementation of compensation programs;

- performs an annual performance evaluation of the Chief Executive Officer and determines and approves the Chief Executive Officer's compensation;

- reviews and approves compensation programs for executive officers;

- reviews and regularly approves management succession plans;

- makes recommendations to the Board regarding election of officers; and

- selects, retains, terminates, and approves fees of compensation advisors to the Committee.

Safety and Security Committee

The Safety and Security Committee met five times in 2016. Among its other responsibilities, the Committee:

- oversees and consults with management regarding customer, employee and aircraft operating safety and security, including related goals, performance and initiatives by:

  – reviewing current and proposed safety and security-related programs, policies and compliance matters;

  – reviewing matters with a material effect on Delta's flight safety operations and security;

  – establishing and approving annual safety and security goals;

  – reviewing the safety and security programs and performance of the Delta Connection carriers; and

  – reviewing the security of Delta's information technology systems and operations, including defenses against cyber threats to the airline and data of its customers and employees.

Board Oversight of Risk Management

The Board of Directors has ultimate responsibility to oversee Delta's enterprise risk management program (ERM). The Board discusses risk throughout the year, particularly when reviewing operating and strategic plans and when considering specific actions for approval. Depending on the nature of the risk, the responsibility for oversight of selected risks may be delegated to appropriate committees of the Board of Directors, with material findings reported to the full Board. Delegations of risk oversight by the Board include:

- The Audit Committee reviews the ERM framework at the enterprise level; reviews management's process for identifying, managing and assessing risk; oversees the management of risks related to the integrity of the consolidated financial statements, internal control over financial reporting, the internal audit function, legal and regulatory matters, and certain risks delegated for oversight from time to time by the Board; and related matters.

- The Finance Committee oversees the management of risks related to aircraft fuel price and fuel hedging; foreign currency and interest rate hedging; Delta's financial condition and capital structure; its financing, acquisition and investment transactions; and related matters.

- The Personnel & Compensation Committee reviews risks related to management succession and Delta's executive compensation program; and related matters.

- The Corporate Governance Committee reviews risks related to Board of Directors' succession and Delta's corporate governance; and related matters.

- The Safety and Security Committee oversees the management of risks related to customer, employee, aircraft and airport operating safety and security and information technology and cyber security; and related matters.

Under Delta's ERM process, a management level, cross-divisional council, the Delta Risk, Privacy and Compliance Council, is responsible for the following: setting risk tolerance levels; defining organizational responsibilities for risk management; determining the significant risks to Delta; developing risk mitigation and management strategies, based on Delta's risk tolerance levels; and monitoring the business to determine that risk mitigation activities are in place and operating. The council periodically updates its assessment of risks to Delta as emerging risks are identified. When appropriate, the council requests approval by executive management for any additional resources needed to mitigate significant risks. An assessment of the ERM program effectiveness is evaluated by the cross-divisional council and reported to the Audit Committee.

The Board of Directors believes that Delta's leadership structure, combined with the roles of the Board and its committees, provides the appropriate leadership for effective risk oversight.

Board Refreshment

The Board of Directors selects individuals with skills and experience to assist management in operating Delta's business. It considers the needs of the Board and its committees on an on-going basis. The Corporate Governance Committee regularly reviews the mix of directors and skills on the Board. It seeks to establish a pipeline of potential Board members to refresh the Board from time to time and fill roles that will be open due to director retirements. It looks for directors with new and diverse perspectives and experiences in areas that are important to Delta, taking into account changes in our industry, the business environment, our operations and our strategy. The attributes and experience the Board believes to be important for potential Board members are listed beginning on page 14. From 2014 to present, we added five new Board members, and six Board members retired, not including two directors who will retire at the annual meeting.

Board and Committee Evaluation Process

For many years our Board of Directors and each of its committees have annually engaged in comprehensive self-assessments. The Corporate Governance Committee oversees the evaluation process, which differs from year to year. For the 2016 evaluation, the Chief Legal Officer met individually with each Board member to discuss specific topics and obtain his or her assessment of Board and committee performance. The responses to the self-assessments were compiled and discussed with the Board and committees. The Chairman of the Board and the chairs of the applicable committees address any follow-up matters with management or the members.

Proposal 1 — Election of Directors

General

All Delta directors are elected annually. At the annual meeting, each director will be elected by the vote of a majority of the votes cast. This means the number of votes cast "for" a director must exceed 50% of the votes cast with respect to that director (excluding abstentions). Each director elected will hold office until the next annual meeting of stockholders and the election of his or her successor.

Delta's Bylaws provide that any director not elected by a majority of the votes cast at the annual meeting must offer to tender his or her resignation to the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors whether to accept the resignation. The Board of Directors will consider the recommendation and publicly disclose its decision within 90 days after the certification of the election results.

Board Retirements

No outside director may stand for re-election after age 72, subject to a limited discretionary exception. As a result, directors Shirley C. Franklin and Kenneth B. Woodrow will retire at the annual meeting on June 30, 2017.

Information About Nominees

The Board of Directors recommends a vote FOR the following nominees:

(1)	Edward H. Bastian		(7)	Jeanne P. Jackson
(2)	Francis S. Blake		(8)	George N. Mattson
(3)	Daniel A. Carp		(9)	Douglas R. Ralph
(4)	David G. DeWalt		(10)	Sergio A. L. Rial
(5)	William H. Easter III		(11)	Kathy N. Waller
(6)	Mickey P. Foret			

All of the nominees are currently serving on the Board of Directors. The Board of Directors believes each nominee for director will be able to stand for election. If any nominee becomes unable to stand for election, the Board may name a substitute nominee or reduce the number of directors. If a substitute nominee is chosen, the directors designated to vote the proxies will vote FOR the substitute nominee.

Delta, the Air Line Pilots Association, International, the collective bargaining representative for Delta pilots (ALPA), and the Delta Master Executive Council, the governing body of the Delta unit of ALPA (Delta MEC), have an agreement whereby Delta agrees (1) to cause the election to the Board of Directors of a Delta pilot designated by the Delta MEC who is not a member or officer of the Delta MEC or an officer of ALPA (Pilot Nominee); (2) at any meeting of stockholders at which the Pilot Nominee is subject to election, to re-nominate the Pilot Nominee or nominate another qualified Delta pilot designated by the Delta MEC to be elected to the Board of Directors and to use its reasonable best efforts to cause such person to be elected to the Board; and (3) in the event of the Pilot Nominee's death, disability, resignation, removal or failure to be elected, to elect promptly to the Board a replacement Pilot Nominee designated by the Delta MEC to fill the resulting vacancy. Pursuant to this provision, the Delta MEC has designated Douglas R. Ralph to be nominated for election to the Board at the annual meeting.

The compensation of Mr. Ralph as a Delta pilot is determined under the collective bargaining agreement between Delta and ALPA. During 2016, Mr. Ralph received $400,190 in compensation (which includes: $309,133 in flight earnings, $56,057 in shared rewards/profit sharing payments and $35,000 in Delta contributions to a defined contribution plan). As a Delta pilot, Mr. Ralph is not separately compensated for his service as a director.

Delta believes each nominee for the Board of Directors has a reputation for integrity, honesty and adherence to high ethical standards; demonstrated business acumen and the exercise of sound judgment; and a track record of service as a leader in business or governmental settings. In addition to these traits, Delta believes it is important for directors and nominees for director to have experience in one or more of the following areas:

- As a chief executive or member of senior management of a large public or private company or in a leadership position in a governmental setting

- Airline or other transportation industries

- Marketing

- Finance and/or accounting

- Risk management

- Energy industry

- International business

- Information technology

- Global security and government affairs

- As a board member of a large public or private company

The Board of Directors has fixed the size of the Board at eleven members effective at the annual meeting. We provide information below about each nominee for director, including the experience that led the Board of Directors to conclude the nominee should serve as a director of Delta.

Edward H. Bastian **Age:** 59 **Joined Delta's Board:** February 5, 2010	Mr. Bastian is the Chief Executive Officer of Delta. Previously, he served as President of Delta from 2007 to May 2016 and President of Delta and Chief Executive Officer of Northwest Airlines, Inc. from 2008 to 2009. Mr. Bastian was also Chief Financial Officer of Delta from 2007 to 2008; Executive Vice President and Chief Financial Officer of Delta from 2005 to 2007; Chief Financial Officer of Acuity Brands from June 2005 to July 2005; Senior Vice President — Finance and Controller of Delta from 2000 to 2005 and Vice President and Controller of Delta from 1998 to 2000. Mr. Bastian has over fifteen years of experience as a Delta officer, including serving as Delta's Chief Executive Officer, President, Chief Financial Officer, Chief Restructuring Officer during its Chapter 11 bankruptcy proceeding and Northwest Airlines Inc.'s Chief Executive Officer after the merger. Mr. Bastian's accounting and finance background provides financial and strategic expertise to the Board of Directors. **Directorships:** Grupo Aeroméxico, S.A.B. de C.V.; GOL Linhas Aereas Inteligentes, S.A. (2012-2016) **Affiliations:** Member, Board of Woodruff Arts Center
Francis S. Blake **Age:** 67 **Joined Delta's Board:** July 25, 2014 **Committees:** Audit; Corporate Governance (Chair)	Mr. Blake is the non-executive Chairman of Delta's Board of Directors and previously served as the lead director of Delta's Board from May 2016 to October 2016. He served as the Chairman of The Home Depot from 2007 until his retirement in February 2015. He was the Chief Executive Officer of The Home Depot from 2007 to November 2014 and previously served as Vice Chairman of the Board of Directors and its Executive Vice President. He joined The Home Depot in 2002 as Executive Vice President —Business Development and Corporate Operations. Mr. Blake was previously the deputy secretary for the U.S. Department of Energy and served in a variety of executive positions at General Electric Company, including as Senior Vice President, Corporate Business Development in charge of all worldwide mergers, acquisitions and dispositions. Mr. Blake has extensive experience as the Chairman and Chief Executive Officer of a complex retail organization and prior leadership positions in business and government. He has also served on boards of directors of public companies in the energy industry. At other public companies, Mr. Blake has experience as a member of the audit and governance committees. **Directorships:** Macy's, Inc.; The Procter & Gamble Company **Affiliations:** Member, Board of Georgia Aquarium; Member, Board of Grady Hospital; Member, Board of Agnes Scott College

Daniel A. Carp

Age: 69

Joined Delta's Board:
April 30, 2007

Committees: Corporate Governance; Personnel & Compensation (Chair)

Mr. Carp served as non-executive Chairman of Delta's Board of Directors from 2007 until May 2016. He was Chief Executive Officer and Chairman of the Board of Eastman Kodak Company from 2000 to 2005. Mr. Carp was President of Eastman Kodak Company from 1997 to 2003.

Mr. Carp has substantial business experience as Chairman and Chief Executive Officer of a multinational public company in the consumer goods and services sector, where he was employed for over 35 years. As a member of the boards of directors of large public companies other than Delta, Mr. Carp has experience on audit, compensation, finance and governance committees.

Directorships: Norfolk Southern Corporation; Texas Instruments Inc.

David G. DeWalt

Age: 53

Joined Delta's Board:
November 22, 2011

Committees: Corporate Governance; Safety & Security (Vice Chair)

Mr. DeWalt most recently served as the Executive Chairman of FireEye, Inc., a global network cyber security company. Mr. DeWalt served as FireEye's Chief Executive Officer from November 2012 to June 2016 and Chairman of the Board from June 2012 to January 2017. Mr. DeWalt was President and Chief Executive Officer of McAfee, Inc., a security technology company, from 2007 until 2011 when McAfee, Inc. was acquired by Intel Corporation. From 2003 to 2007, Mr. DeWalt held executive positions with EMC Corporation, a provider of information infrastructure technology and solutions, including serving as Executive Vice President and President-Customer Operations and Content Management Software.

Mr. DeWalt has substantial expertise in the information technology security industry and his strategic and operational experience as the former Chief Executive Officer of FireEye, Inc. and former Chief Executive Officer of McAfee, Inc. As a member of the boards of directors of public companies other than Delta, Mr. DeWalt has served on the audit and compensation committees.

Directorships: Five9, Inc.; FireEye, Inc. (2012-2017); Jive Software, Inc. (2011-2013); Polycom Inc. (2005-2013)

Affiliations: National Security & Technology Advisory Committee

William H. Easter III

Age: 67

Joined Delta's Board:
December 3, 2012

Committees: Audit (Chair); Corporate Governance

Mr. Easter was Chairman, President and Chief Executive Officer of DCP Midstream, LLC (formerly Duke Energy Field Services, LLC) from 2004 until his retirement in 2008. Previously employed by ConocoPhillips for 32 years, Mr. Easter served as Vice President of State Government Affairs from 2002 to 2004 and as General Manager of the Gulf Coast Refining, Marketing and Transportation Business Unit from 1998 to 2002.

Mr. Easter has over 36 years of leadership and operational experience in natural gas, crude oil and refined product supply, transportation, refining and marketing with ConocoPhillips and DCP Midstream LLC. Additionally, Mr. Easter has experience as a member of the boards of directors of other public companies where he served on the audit, corporate governance, compensation and finance committees. Since his retirement from DCP Midstream, LLC, Mr. Easter has been involved in private investments.

Directorships: BakerHughes, Inc.; Concho Resources, Inc.; Grupo Aeroméxico, S.A.B. de C.V.; Sunoco, Inc. (2011-2012)

Affiliations: Member, Board of Memorial Hermann Health System, Houston, Texas

Mickey P. Foret

Age: 71

Joined Delta's Board: October 29, 2008

Committees: Audit; Safety and Security (Chair)

Mr. Foret was Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from 1998 to 2002, and also served as Chairman and Chief Executive Officer of Northwest Cargo from 1999 to 2002. Mr. Foret served as President and Chief Operating Officer of Atlas Air, Inc. from 1996 to 1997 and as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from 1993 to 1996.

Mr. Foret has significant experience in the airline industry, where he held numerous senior executive positions for over 35 years, particularly in the finance area. He served as Chief Financial Officer of Northwest Airlines, Inc. for seven years. Mr. Foret has also served on the audit, compensation, finance and governance committees of the boards of directors of other public companies.

Directorships: SpartanNash; URS Corporation (2003-2014); Nash Finch Company (2005-2013)

Jeanne P. Jackson

Age: 65

Joined Delta's Board: January 25, 2017

Committees: Audit; Personnel & Compensation

Ms. Jackson is senior strategic advisor to the chief executive officer of NIKE, Inc. She served as NIKE's President, Product and Merchandising from July 2013 until April 2016 and President, Direct to Consumer from 2009 until July 2013. Ms. Jackson joined the NIKE Executive team in 2009 after serving on its Board of Directors for eight years. She founded and served as the Chief Executive Officer of MSP Capital, a private investment company, from 2002 to 2009 and as Chief Executive Officer of Walmart.com, a private e-commerce enterprise, from 2000 to 2002. Ms. Jackson previously served in various leadership positions at Gap Inc., Victoria's Secret, Saks Fifth Avenue and Federated Department Stores, Inc., all clothing retailers, and Walt Disney Attractions, Inc., the theme parks and vacation resorts division of The Walt Disney Company.

Ms. Jackson has extensive experience as a senior executive for a major consumer retailer, with expertise in consumer product and direct to consumer marketing. She has also served on boards of directors of public companies in the consumer product industry. Ms. Jackson was recommended to the Board's Corporate Governance Committee as a new director by an executive recruiting firm.

Directorships: McDonald's Corporation; Kraft Heinz Company

Affiliations: United States Ski & Snowboard Association

George N. Mattson

Age: 51

Joined Delta's Board: October 1, 2012

Committees: Finance (Chair); Personnel & Compensation

Mr. Mattson served as a partner and co-head of the Global Industrials Group in Investment Banking at Goldman, Sachs & Co. from 2002 through August 2012, where he served in a variety of positions from 1994 to 2002. Mr. Mattson is a private investor focused on acquiring and building middle market businesses.

Mr. Mattson has experience in the areas of mergers and acquisitions, corporate finance and capital markets. In addition, Mr. Mattson has knowledge of the airline industry and other global industries acquired during his 18 years at Goldman, Sachs & Co., including as co-head of the Global Industrials Group in Investment Banking, which had responsibility for a diverse set of industry sectors, including companies in the transportation industry. Since his retirement from Goldman Sachs, Mr. Mattson has been involved in acquiring and growing middle market industrial businesses.

Affiliations: Vice Chair of the Board of Visitors of the Pratt School of Engineering at Duke University; Senior Advisor, Star Mountain Capital

Douglas R. Ralph **Age:** 62 **Joined Delta's Board:** June 25, 2015 **Committees:** Finance; Safety & Security	Mr. Ralph has been a Delta pilot since 1991 and is currently a Captain of a Boeing 767ER aircraft. He was an active duty pilot in the U.S. Marine Corps for six years prior to joining Delta. He was then a pilot in the U.S. Naval Reserves for 17 years, retiring with the rank of Captain in 2001. Mr. Ralph has been designated by the Delta MEC as the Pilot Nominee. Prior to joining the Board of Directors, Mr. Ralph was the Chair of the Investor Relations Committee of the Delta MEC and also served on a Government Affairs Committee for the Delta MEC. As a pilot designated by the Delta MEC to serve on the Board of Directors, Mr. Ralph provides a unique perspective into the airline industry and related labor relations matters.
Sergio A. L. Rial **Age:** 56 **Joined Delta's Board:** December 9, 2014 **Committees:** Audit; Personnel & Compensation	Mr. Rial has been Chief Executive Officer since January 2016 of Banco Santander Brazil, the third largest private bank in Brazil and a member of Santander Group, the largest bank in the Eurozone. Mr. Rial served as Chairman of Banco Santander Brazil from February 2015 until January 2016. From 2012 to February 2015, Mr. Rial was Chief Executive Officer of Marfrig Global Foods, one of the world's largest meat companies with operations in Brazil and 15 other countries. Prior to joining Marfrig in 2012, Mr. Rial served in various leadership capacities with Cargill, Inc., a Minneapolis-based global provider of food, agriculture, financial and industrial products and services. At Cargill, Mr. Rial served as Chief Financial Officer from 2009 to 2011 and Executive Vice President from 2011 to 2012. He was also a member of Cargill's board of directors from 2010 to 2012. From 2002 to 2004, Mr. Rial was a senior managing director and co-head of the Investment Banking Division at Bear Stearns & Co. in New York after serving at ABN AMRO Bank for 18 years. Mr. Rial has experience as a chief executive officer in global business, particularly in the key market of Latin America, and has extensive financial experience as a chief financial officer of a global corporation. He has also served on boards of directors of public companies in the food and agricultural industry. **Directorships:** Cyrela Brazil Realty S.A. (2010-2015); The Mosaic Company (2010-2011)
Kathy N. Waller **Age:** 59 **Joined Delta's Board:** July 24, 2015 **Committees:** Corporate Governance; Finance	Ms. Waller has been the Executive Vice President and Chief Financial Officer of The Coca-Cola Company since 2014. Effective May 1, 2017, Ms. Waller assumed responsibility for Coca-Cola's strategic governance area as Executive Vice President, Chief Financial Officer and President, Enabling Services. Ms. Waller joined Coca-Cola in 1987 as a senior accountant and has assumed roles of increasing responsibility during her career, including Vice President, Finance and Controller. Ms. Waller has extensive financial experience with a global business enterprise, including her role as Chief Financial Officer. Ms. Waller's accounting and finance background provides financial and strategic expertise to the Board of Directors. **Directorships**: Monster Beverage Corporation; Coca-Cola FEMSA, S.A.B. de C.V. (2015 —2017)

Beneficial Ownership of Securities

Directors, Nominees for Director and Executive Officers

The following table sets forth the number of shares of Delta common stock beneficially owned as of April 15, 2017, by each director and director nominee, each person named in the Summary Compensation Table in this proxy statement, and all directors and executive officers as a group. Unless otherwise indicated by footnote, the owner exercises sole voting and investment power over the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]
Directors:	
Edward H. Bastian	850,972[2][3]
Francis S. Blake	21,875
Daniel A. Carp	63,343
David G. DeWalt	44,810
William H. Easter III	41,260
Mickey P. Foret	75,288
Shirley C. Franklin	36,760
Jeanne P. Jackson	3,190
George N. Mattson	59,750
Douglas R. Ralph	1,000
Sergio A.L. Rial	8,864
Kathy N. Waller	7,440
Kenneth B. Woodrow	76,983
Named Executive Officers:	
Richard H. Anderson	196,083[2]
Glen W. Hauenstein	271,018[2]
W. Gil West	111,113
Paul A. Jacobson	514,870[2][4]
Peter W. Carter	96,131
Directors and Executive Officers as a Group (21 Persons)	2,726,589[2]

[1] Each of the individuals listed in the table and the directors and executive officers as a group beneficially owned less than 1% of the shares of common stock outstanding on April 15, 2017.

[2] Includes the following number of shares of common stock which a director or named executive officer has the right to acquire upon the exercise of stock options that were exercisable as of April 15, 2017, or that will become exercisable within 60 days after that date:

Name	Number of Shares
Edward H. Bastian	534,964
Glen W. Hauenstein	98,600
Paul A. Jacobson	123,900
Richard H. Anderson	149,214
Directors & Executive Officers as a Group	985,178

[3] Includes 2,000 shares held by a family foundation, of which Mr. Bastian and his wife are the directors.

[4] Includes 25,000 shares held by a family foundation, of which Mr. Jacobson and his wife are the trustees.

Beneficial Owners of More than 5% of Voting Stock

The following table provides information about the following entities known to Delta to be the beneficial owner of more than five percent of Delta's outstanding common stock as of April 15, 2017.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Berkshire Hathaway Inc. 3555 Farnam Street Omaha, NE 68131	60,025,995[1]	8.16%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	50,560,615[2]	6.87%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	45,971,900[3]	6.25%

[1] Based on Schedule 13G filed February 14, 2017, in which Berskshire Hathway Inc. reported that, as of December 31, 2016, it had shared voting and dispositive power over all of these shares.

[2] Based on Schedule 13G filed January 30, 2017, in which BlackRock, Inc. reported that, as of December 31, 2016, it had sole voting power over 43,024,381 of these shares and sole dispositive power over all of these shares.

[3] Based on Schedule 13G/A filed February 9, 2017, in which The Vanguard Group reported that, as of December 31, 2016, it had sole voting power over 1,006,072 of these shares, sole dispositive power over 42,932,958 of these shares, and shared dispositive power over 1,038,942 of these shares.

Executive Compensation

Compensation Discussion and Analysis

This section of the proxy statement provides an overview and analysis of our executive compensation program. It discusses our executive compensation philosophy and objectives, the administration of the executive compensation program and its material elements. It also reviews the actions taken by the Personnel & Compensation Committee of the Board of Directors (P&C Committee) in 2016 and the compensation of Delta's named executive officers, who were:

- Edward H. Bastian — Chief Executive Officer

- Glen W. Hauenstein — President

- W. Gil West — Senior Executive Vice President & Chief Operating Officer

- Paul A. Jacobson — Executive Vice President & Chief Financial Officer

- Peter W. Carter — Executive Vice President & Chief Legal Officer and Corporate Secretary

Effective May 2, 2016, Richard H. Anderson retired as Chief Executive Officer and assumed the role of Executive Chairman of the Board of Directors, until his retirement from the Board of Directors effective October 11, 2016. On May 2, 2016, Mr. Bastian succeeded Mr. Anderson as Chief Executive Officer and Mr. Hauenstein became President succeeding Mr. Bastian. Effective February 3, 2016, Mr. West was promoted to Senior Executive Vice President & Chief Operating Officer.

Executive Summary

Our performance in 2016. In 2016, Delta continued to produce solid financial performance despite continued fuel price volatility and lower revenues, delivered industry-leading operational results and provided superior customer experience through investments in network, airports, fleet and technology. The following key accomplishments in 2016 helped make Delta the carrier of choice for passengers and position us for further success in 2017 and beyond:

- **Strong financial results**

  - Excluding special items, earned pre-tax income of $6.1 billion or $206 million higher than the prior year, as lower fuel prices offset the impact of declining unit revenues.

  - Generated $7 billion in operating cash flow, including a contribution of over $1 billion to our defined benefit pension plans. We used operating cash flow to reinvest $3.4 billion in our business and reduce our adjusted debt levels by $500 million, while returning $3.1 billion to stockholders through dividends and share repurchases.

  - Continued to achieve over 20% return on invested capital, the seventh year in a row we had returns that met or exceeded our cost of capital.

- – Received investment-grade credit ratings from Moody's Investors Service and Fitch Ratings, reflecting the company's solid debt reduction, improved profitability, and its ability to generate meaningful free cash flow.

- **Industry-leading operating performance**

  - – Maintained strong operating performance with a mainline on-time arrival rate of 86.3% and flight completion factor of 99.6% — achieving 241 days of zero mainline cancellations and 81 "brand perfect days," with no cancellations of any Delta or Delta Connection flight.

  - – Continued our 1st place performance among the major network carriers in fewest Department of Transportation (DOT) customer complaints and mishandled baggage.

- **Superior customer experience**

  - – Maintained Delta as a carrier of choice, evidenced by achieving a 40% domestic net promoter score for the year, a 25 point improvement since 2010. Net promoter score (or NPS) is a customer satisfaction score that measures the likelihood of referring others to Delta.

  - – Continued our investment in products and amenities that customers value, including upgrading airport facilities in New York and Los Angeles, streamlining check-in, security and baggage claim and enhancing the on-board customer experience through, for example, the delivery of Delta's first Airbus A321 aircraft and introducing the world's first all-suite business class in 2017.

- **Other company highlights**

  - – Received recognition from leading organizations and publications, including being named, for the sixth time in seven years, Fortune's Most Admired Airline; won numerous airline industry awards including ranking No. 1 in Business Travel News Annual Airline Survey for an unprecedented six consecutive years.

  - – Pledged to annually contribute one percent of net income from the previous year to key charitable organizations in the communities where Delta employees live, work and serve. In 2016, Delta and The Delta Air Lines Foundation contributed $37 million to charitable organizations worldwide.

  - – Recognized as a national leader in our commitment to anti-human trafficking efforts and continued to provide training to customer-facing employees to help identify and report suspected instances of human trafficking.

Our employee commitment. Delta's employees are critical to our success. Our strong financial, operational and customer service results in 2016 would not have been possible without the dedication and determination of our employees. During 2016, we continued our commitment to promoting a culture of open, honest and direct communications, making Delta a great place to work, and building an environment that encourages diversity, integrity and respect. Key actions in 2016 include:

- Paying $1.1 billion in February 2017 under Delta's broad-based profit sharing program for ground and flight attendant employees (Profit Sharing Program) in recognition of the achievements of our employees in meeting Delta's financial targets in 2016 — the third consecutive year our employees received payouts exceeding $1 billion.

- Awarding $91 million under Delta's broad-based shared rewards program (Shared Rewards Program) based on the hard work of our employees in meeting on-time arrival, baggage handling and flight completion factor performance goals during 2016.

- Continuing to deliver on our commitments by contributing over $2.0 billion to Delta's broad-based defined contribution and defined benefit retirement plans, including more than $750 million in excess contributions to our defined benefit plans.

- Increasing total company contributions to a maximum of 9% of an employee's eligible earnings under our broad-based ground and flight attendant 401(k) plan in January 2017.

- Investing over $11 billion in our people, which includes salaries, pension funding, health and welfare benefits, 401(k) plan contributions, the Profit Sharing and Shared Rewards Programs, training and travel benefits.

In addition to these significant investments, we strive to make Delta a great place to work by listening to our employees so we can provide programs and resources that enhance their engagement, help them deepen their skill sets and further their careers at Delta. We are committed to creating a diverse and inclusive workforce, empowering professional growth and development and investing in our employees' health, emotional and financial wellness.

These efforts have been recognized internally and externally. In a 2016 employee survey in which over 43,000 Delta people participated, 93% said their workplace was great and 95% felt a sense of pride looking at what the company has accomplished. In 2017, Delta was named to Fortune's 100 Best Companies to Work For list for the first time. This was in addition to being named a Best Place to Work in 2017 in Glassdoor's Employees' Choice Awards for the second straight year, a Best Place to Work for LGBT Equality from the Human Rights Campaign and ranked number 2 among the 50 Best Companies for Diversity from Great Place to Work in partnership with Fortune.

We know that if we take good care of our employees, they will take good care of our customers, which will result in value returned to our stockholders.

Pay for performance. Pay for performance is the foundation of our compensation philosophy for all employees. Our executive compensation program places a substantial portion of total compensation for 2016 at risk: 94% of the Chief Executive Officer's and 90% of the other named executive officers' total compensation. Furthermore, the majority of total compensation is paid in the form of Delta stock, which, together with our stock ownership and retention guidelines, aligns the interests of management to those of stockholders. We believe our stockholders recognize this alignment as shown by the significant approval of our executive compensation program through an advisory vote at our last six annual meetings.



2016 Compensation Mix (at target)

CEO — Other Named Executive Officers

■ Salary   ■ Annual Incentive*   ■ Long-Term Incentive*

* Represents At-Risk Compensation

The P&C Committee sets stretch performance goals under our annual and long-term incentive plans to drive Delta's business strategy and to deliver value to our stockholders. Consistent with these principles:

- The vast majority of the compensation opportunity for the named executive officers is earned contingent upon Delta's achieving its financial, operational, revenue and customer service goals and stock price performance.

  - Based on our strong performance in a challenging revenue environment in 2016, we paid out 105.71% of target under our annual incentive plan and 194.24% of target under the 2014 Long-Term Incentive Program.

- The P&C Committee designs our incentive plans to closely align the interests of management with frontline employees by using many of the same financial and operational performance measures in both our executive and broad-based employee compensation programs. If there is no payout under Delta's broad-based employee Profit Sharing Program for the year:

  - There will be no payment under the annual incentive plan's financial performance measure.

  - Any payment to executive officers for other performance measures may not exceed the target level.

  - All payments will be made in restricted stock rather than in cash, which will not vest until there is a subsequent profit sharing payment.

2016 compensation decisions. The following changes were made to our executive compensation program in 2016:

- The P&C Committee continued its review of perquisites offered to Delta's officers, including the named executive officers, and eliminated the reimbursement of financial planning services and home security protection in January 2016.

- As discussed further below, in February 2016, the P&C Committee approved increases to the base salaries and target award opportunities under the incentive programs for Mr. Bastian, Mr. Hauenstein and Mr. West to reflect their promotions as part of the leadership transition and their additional responsibilities in connection with the retirement of Mr. Anderson as Chief Executive Officer.

- In June 2016, the P&C Committee adopted (and obtained stockholder approval of) an amendment and restatement to Delta's equity compensation plan, which, among other things, increased the number of shares authorized for issuance under the plan by 6,650,000, implemented an annual award limitation for non-employee directors and extended its term for an additional ten years.

- In December 2016, the P&C Committee approved the addition of a relative total shareholder return performance measure under the long-term incentive plan, effective with awards granted in 2017. Also effective with awards granted under the 2017 long-term incentive plan, the P&C Committee expanded the recipients of performance stock options beyond the Chief Executive Officer to include all officers at or above the Senior Vice President level to increase their alignment with shareholders.

Corporate governance and compensation initiatives. Our executive compensation program reflects corporate governance policies and compensation practices that are transparent, consistent with best practices and aligned with the interests of our stockholders, customers and employees. The executive compensation practices we consider instrumental in driving company performance while mitigating risk, as well as practices we avoid, are illustrated in the following chart:

Delta Executive Compensation Policies and Other Practices:	**Compensation Programs NOT OFFERED**
☑ Compensation clawback policy applicable to all officers	☒ Excise tax reimbursement for payments made in connection with a change in control
☑ Stock ownership and retention guidelines for executive officers and directors	☒ Loss on sale for residence relocation protection for named executive officers
☑ Equity award grant policy that establishes objective, standardized criteria for the timing of equity award grants	☒ Employment contracts
☑ "Double trigger" vesting of incentive awards upon a change in control	☒ Supplemental executive retirement or deferred compensation plans
☑ Anti-hedging and anti-pledging policy	☒ No company-provided:
☑ Equity compensation plan that:	○ personal club memberships
○ prohibits repricing, cash buyouts and share recycling of stock options and stock appreciation rights	○ executive life insurance
○ requires a one-year minimum vesting period for performance-based awards	○ home security
☑ Full disclosure of incentive plan performance measures	○ financial planning
☑ Engagement with institutional investors regarding our executive compensation program	

Say on Pay Voting Results

At our 2016 annual meeting, we asked stockholders for a non-binding "say on pay" advisory vote to approve the 2015 compensation of the named executive officers as disclosed in the prior year's proxy statement. Similar to previous years, the holders of over 97% of the shares represented and entitled to vote at the 2016 annual meeting voted for approval of the compensation of the named executive officers. The P&C Committee took these results into account by continuing to emphasize our pay for performance philosophy utilizing challenging performance measures that provide incentives to deliver value to our stockholders.

Administration of the Executive Compensation Program

P&C Committee. The P&C Committee oversees the development of, reviews and approves the executive compensation program to ensure that it is designed to link pay with company performance. In this role, the P&C Committee administers and approves the design and terms of the annual and long-term incentive compensation plans and establishes the compensation of the Chief Executive Officer and other executive officers.

Compensation Consultant. In 2016, after considering the six factors provided under the NYSE listing standards and Item 407(e)(3)(iii) of SEC Regulation S-K, the P&C Committee retained Meridian Compensation Partners, LLC (Meridian) as its executive compensation consultant for the fourth consecutive year. In this role, Meridian provides advice regarding Delta's executive compensation strategy and programs, the compensation of the Chief Executive Officer and other executive officers, evolving industry practices and also provides market information and analysis regarding the competitiveness of our program design. Meridian meets regularly with the P&C Committee in executive session without management. Meridian also serves as independent compensation consultant to the Corporate Governance Committee to provide advice regarding, and benchmarking of, Delta's compensation for non-employee directors. Meridian provides no other services to Delta; it may, however, work directly with management on behalf of the P&C Committee, but this work is always under the control and supervision of the P&C Committee. The P&C Committee considered Meridian's advice when determining executive compensation plan design and award levels in 2016.

Management. Under the supervision of the P&C Committee, Delta's human resources department is responsible for the ongoing administration of the executive compensation program. The Executive Vice President & Chief Human Resources Officer and her staff serve the P&C Committee and, in cooperation with the compensation consultant, prepare proposed compensation programs and policies for review by the P&C Committee at the request of the P&C Committee and the Chief Executive Officer. In addition, the Chief Executive Officer makes recommendations to the P&C Committee regarding the compensation of executive officers other than himself. The Chief Financial Officer and his staff evaluate the financial implications of executive compensation proposals and financial performance measures in incentive compensation arrangements.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to achieve Delta's short-term and long-term business goals, which we refer to as our Flight Plan, by closely linking pay to performance and aligning the interests of all Delta employees with our customers and stockholders. Based on this philosophy, the P&C Committee develops the executive compensation program to promote a pay for performance culture which:

- Places a substantial majority of total compensation at risk.

- Directly supports our Flight Plan by utilizing challenging performance measures that provide incentives that deliver value to our stockholders and drive payouts to frontline employees under our broad-based Profit Sharing and Shared Rewards Programs.

- Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent to Delta when needed.

Performance Measure Selection

Consistent with our executive compensation philosophy, the P&C Committee selects performance measures to support our Flight Plan and to closely align the interests of the named executive officers with our employees, customers and stockholders. In 2016, the Flight Plan goals included maintaining top-tier financial and operational performance; reducing our non-fuel costs; controlling our fuel expense; increasing profitable revenue; and earning and maintaining customer loyalty. The performance measures included under our 2016 annual and long-term incentive plans are different under each plan and demonstrate how the P&C Committee incorporates the elements of our Flight Plan to incentivize performance that benefits our employees, customers and stockholders.

Annual Incentive Plan. The P&C Committee retained the same financial, operational and revenue performance measures used in 2015. The financial and operational measures are also utilized under the Profit Sharing and Shared Rewards Programs, thereby aligning the interests of Delta management with our employees. The revenue measure compares our performance relative to other airline peers.

- *Financial Measure*. This measure — Delta's pre-tax income — is based on business plan targets approved each year by the Board of Directors as part of Delta's Annual Operating Plan, which is the underpinning of the Flight Plan.

- *Operational Measures*. These measures — the Shared Rewards Program's on-time arrival, baggage handling and flight completion goals, as well as on-time arrival and flight completion goals for our Delta Connection carriers — further our Flight Plan initiatives of sound operations and earning and maintaining customer loyalty.

- *Revenue Measure*. This measure — Total Revenue per Available Seat Mile — is a unit revenue measure that includes revenue from our ancillary businesses and other revenue sources as well as passenger revenue, which encourages focus on developing distinctive approaches to profitably grow our business into the future while continuing disciplined capacity growth and revenue management.

Long-Term Incentive Program. For our long-term incentive program we continued to use average annual operating income margin, customer service performance and return on invested capital performance measures because superior rankings in these areas should, over time, produce stockholder returns. Delta's average annual operating income margin is measured relative to the composite performance of other airline peers.

- *Average Annual Operating Income Margin*. As non-fuel costs and fuel expense are part of the underlying components of average annual operating income margin, this measure aligns with our Flight Plan goal of reducing these costs and controlling fuel expense.

- *Customer Service Performance*. This measure, which is based on Delta's domestic and international net promoter scores, further emphasizes the importance of earning and maintaining customer loyalty.

- *Return on Invested Capital.* As one of our Flight Plan goals is to return our cost of capital, the P&C Committee believes it continues to be appropriate to use the return on invested capital performance measure. However, under the 2016 program, return on invested capital is being measured over the entire three-year performance period rather than independently each calendar year. The P&C Committee made this change to emphasize focus on longer-term investment strategies and to address investor comments about using a one-year measurement period in a long-term plan.

In setting the individual annual and long-term performance goals, the P&C Committee reviews our annual and long-term business plans and considers other factors including our past variance to targeted performance, our historical performance, economic and industry conditions and the performance of other airlines. We set challenging, but realizable goals, including those that are realizable only as a result of exceptional performance, for the company and the named executive officers to drive the achievement of our short- and long-term objectives.

The P&C Committee recognizes that the performance measures used under our annual and long-term incentive plans may need to change over time to reflect new priorities and adjustments to Delta's Flight Plan. Accordingly, we expect to continue to reassess the performance measures annually. As an example, in December 2016, the P&C Committee approved the addition of a fourth performance measure to the 2017 long-term incentive program: total shareholder return (TSR) relative to the S&P 500. The P&C Committee added the relative TSR measure to further strengthen the alignment of our management with the long-term interests of our stockholders.

Compensation Decision Factors

The P&C Committee considers a number of factors, including competitive market data, internal equity, role and responsibilities, business and industry conditions, management succession planning and individual experience and performance in determining executive compensation. When making compensation decisions, the P&C Committee also reviews compensation "tally sheets" prepared by the compensation consultant. The tally sheets detail the total compensation and benefits for each executive officer, including the compensation and benefits the officer would receive under hypothetical termination of employment scenarios.

Comparative Market Data; Peer Group

Our peer group is composed of three major U.S. airlines and eighteen other companies with revenue and other business characteristics similar to Delta in the hotel/leisure, transportation/distribution, machinery/aerospace/defense and retail industries. The industries selected have aspects of operations that are similar to Delta, including revenue size, market capitalization, number of employees, operating margin and global presence. The P&C Committee, in consultation with the compensation consultant and company management, reviews and considers changes to the composition of our peer group annually. The P&C Committee continued to be satisfied with our peer group and made no changes to it in 2016.

The companies in our peer group are:

Airlines:	American Airlines Group Inc.	Southwest Airlines Co.	United Continental Holdings, Inc.
Hotel/Leisure:	Carnival Corporation	Marriott International, Inc.	
Transportation/ Distribution:	The Coca-Cola Company FedEx Corporation Norfolk Southern Corporation	PepsiCo, Inc. Sysco Corporation	Union Pacific Corporation United Parcel Service, Inc.
Machinery/ Aerospace/Defense:	The Boeing Company Honeywell International Inc.	L-3 Communications Corporation Textron Inc.	United Technologies Corporation
Retail:	Best Buy Co., Inc. The Home Depot, Inc.	Lowe's Corporation	Target Corporation

The following table shows that, compared to the peer group, Delta's revenue is near the median, market capitalization is below the median, and, with respect to its international operations as a percentage of revenue, slightly above the median.

Peer Group	Revenue ($)[1]	Market Capitalization ($)[2]	International Operations as Percentage of Revenue (%)[3]
75th Percentile	60,029	88,292	41
Median	40,180	40,571	27
25th Percentile	19,941	27,988	12
Delta Air Lines	**39,639**	**36,839**	**29**

Source: Standard & Poors Research Insight®

[1] Last 12 months from most recent quarter ended on or before December 31, 2016. In millions.

[2] As of December 31, 2016. In millions.

[3] As of the most recent fiscal year end.

We believe peer group data should be used as a point of reference, not as the sole factor in our executive officers' compensation. In general, the P&C Committee's objective is to bring target total direct compensation opportunities to be competitive with the peer group, with individual variation based on the individual's role within Delta, performance and experience. Delta does not have a specific compensation target for each element of compensation, but historically has emphasized long-term incentive opportunities over base salaries, which are a fixed cost.

When compared to these businesses, Delta's total compensation opportunities in 2016 for the named executive officers group in aggregate are competitive with our peer group, and take into consideration the executives' tenure, criticality of their roles to Delta's success, company performance, succession planning and retention. As stated above, the P&C Committee uses this data as a point of reference, not as the determining factor in setting compensation.

Elements of Compensation

Compensation elements for our executive officers include:

Component	Objective	Characteristics
Base Salary	• Provides a fixed amount of cash compensation for performing day-to-day functions based on level of responsibility, experience and individual performance	• Most companies target base salary at market median; however, the base salaries of our executive officers are below the median of base salaries of those in our peer group • There is no set schedule for base salary increases. Base salary increases are periodically provided based on competitive market data or in connection with an increase in responsibilities
Annual Incentive Plan	• Rewards short-term financial, operational and revenue performance by measuring Delta's profitability and supporting strategic focus on profitable revenue growth and operational performance and thereby customer experience • Aligns with the Profit Sharing and Shared Rewards Programs in which our employees participate	• Annual incentive awards for our executive officers are based on objective, pre-established performance criteria that align with the Flight Plan, including the same measures used in the Profit Sharing and Shared Rewards Programs • Award targets are set as a percentage of base salaries • Award payment amounts will be limited if no profit sharing is paid to Delta employees; plus any amounts payable to executive officers will be paid in restricted stock (rather than in cash) with restrictions that do not lapse until a profit sharing payment is made (with certain exceptions)
Long-Term Incentive Program	• Rewards long-term company performance based on internal performance goals and those relative to airline peers • Aligns with interests of stockholders • Facilitates executive officer stock ownership • Encourages retention of our management employees	• Except for the Chief Executive Officer, awards are provided through equal portions of performance awards and restricted stock • Performance awards are earned based on achievement of objective, pre-established performance measures, including average annual operating income margin, customer service and return on invested capital over a three-year performance period payable to executive officers in stock • Restricted stock is subject to a three-year vesting period • In addition to performance awards and restricted stock, awards to the Chief Executive Officer also include performance stock options which vest over a three-year period upon the achievement of performance measures linked to employees receiving a payout under the Profit Sharing Program
Benefits	• Attracts and retains highly qualified executives with competitive benefit plans	• Participation in health, welfare and retirement benefit plans on the same terms as all Delta employees, except executives do not receive basic life insurance coverage • No company-provided company cars, personal club memberships, executive life insurance or reimbursement for financial planning services or home security protection

As shown previously in the compensation mix charts on page 23, at-risk compensation is the largest portion of the total compensation opportunity for the Chief Executive Officer and the other named executive officers. The P&C Committee believes this is the appropriate approach for aligning the interests of the named executive officers and stockholders.

Base Salary. The base salaries of our executive officers remain below the median of similarly-situated executives at companies in our peer group. In connection with the promotion of Mr. Bastian and Mr. Hauenstein to Chief Executive Officer and President, respectively, the P&C Committee approved base salary increases for them, effective May 2, 2016, as follows: Mr. Bastian — $800,000 and Mr. Hauenstein — $625,000. Further, effective February 1, 2016, the P&C Committee approved a base salary increase for Mr. West to $625,000 in connection with his promotion to Senior Executive Vice President. Even with these increases, the base salaries of our executive officers remain below the median of the peer group for their respective positions.

Annual Incentives. The 2016 Management Incentive Plan (2016 MIP) links pay and performance by providing management employees with a compensation opportunity based on Delta's achieving certain Flight Plan goals in 2016. It also aligns the interests of Delta management and employees because the goals that drive payouts under Delta's Profit Sharing and Shared Rewards Programs are some of the metrics included in the 2016 MIP.

To provide further alignment between our executive officers and employees, the executive officers' 2016 MIP awards are subject to the following conditions if there is no Profit Sharing Program payout to employees for 2016:

- The actual MIP award, if any, is capped at the target award opportunity, even if Delta's performance for operational and revenue goals meets or exceeds the maximum level.

- Any awards earned by executive officers under the 2016 MIP are made in restricted stock, which will not vest until there is a payment under the Profit Sharing Program or under certain termination of employment scenarios.

The following chart shows the performance measures for the named executive officers under the 2016 MIP and the actual performance for each measure in 2016. Payments under the 2016 MIP could have ranged from zero to 200% of the target award opportunity depending on the performance achieved.

| Performance Measure | Performance Measure Weighting | Performance Levels | | | 2016 Actual Performance | Percentage of Target Award Earned[1] |
		Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)		
Financial	**50%**					
Delta's 2016 Pre-tax income[2]		$6,220 million	$7,453 million	$8,078 million	$7,187 million	44.59%
Operational	**25%**					
Number of monthly goals met under Shared Rewards Program	75%	16 Shared Rewards goals achieved	21 Shared Rewards goals achieved	26 or more Shared Rewards goals achieved	29 Shared Rewards goals achieved	37.5%
Number of monthly goals met by Delta Connection Carriers	25%	9 Delta Connection goals achieved	14 Delta Connection goals achieved	19 or more Delta Connection goals achieved	14 Delta Connection goals achieved	6.25%
Revenue	**25%**					
Improvement of Total Revenue per Available Seat Mile (TRASM) goals year-over-year relative to Industry Group average TRASM for the same period[3]		109.9%	110.9%	111.9%	110.3%	17.37%
					Total Percentage of Target Award Earned	**105.71%**

[1] This column reflects the percentage of the target award earned after application of the performance measure weightings.

[2] "Pre-tax income" as defined in Delta's broad-based Profit Sharing Program, means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to special, unusual, or nonrecurring items; and (c) expense accrued with respect to any employee profit sharing plan, program or similar arrangement.

[3] For purposes of the 2016 MIP, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

The target award opportunities under the 2016 MIP are expressed as a percentage of the participant's base salary. The P&C Committee determined the target award opportunities taking into consideration the peer group comparison, the Chief Executive Officer's recommendations for executive officers other than himself and input from the compensation consultant. The P&C Committee maintained the 2015 target award opportunities for the position of Chief Executive Officer and President (200% and 175% of base salary, respectively) and determined that the target award opportunity for the Senior Executive Vice President position should be equivalent to the President's (175% of base salary). As explained in the chart below, the target award opportunities for each of Mr. Bastian, Mr. Hauenstein and Mr. West were prorated based on each position they held in 2016. The target cash compensation opportunities (base salary and MIP) for our named executive officers remain below the peer group median.

Summarized in the table below are the 2016 MIP awards earned by each named executive officer. Because there was a payout under the Profit Sharing Program for 2016, payments under the 2016 MIP were made in cash.

Named Executive Officer	Base Salary	Target Award (as % of base salary)	Target Award (in dollars)	Percentage of Target Award Earned	Total 2016 MIP Award
Mr. Bastian[1]	$800,000	200%	$1,600,000	105.71%	$1,512,980
Mr. Hauenstein[2]	$625,000	175%	$1,093,750	105.71%	$1,069,428
Mr. West[3]	$625,000	175%	$1,093,750	105.71%	$1,131,207
Mr. Jacobson	$525,000	150%	$ 787,500	105.71%	$ 832,466
Mr. Carter	$500,000	125%	$ 625,000	105.71%	$ 660,688

[1] The increase to Mr. Bastian's base salary and target award opportunity became effective as of May 2, 2016. Accordingly, his total 2016 MIP Award was calculated based on the 175% target percentage and his then-current base salary for the period of January 1, 2016 — April 30, 2016 and 200% and the base salary shown above for the remainder of 2016.

[2] The increase to Mr. Hauenstein's base salary and target award opportunity became effective as of May 2, 2016. Accordingly, his total 2016 MIP Award was calculated based on the 150% target percentage and his then-current base salary for the period of January 1, 2016 — April 30, 2016 and 175% and the base salary shown above for the remainder of 2016.

[3] The increase to Mr. West's base salary and target award opportunity became effective as of February 1, 2016. Accordingly, his total 2016 MIP Award was calculated based on the 150% target percentage and his then-current base salary for the period of January 1, 2016 — January 31, 2016 and 175% and the base salary shown above for the remainder of 2016.

Long-Term Incentives.

2016 Long-Term Incentive Program. The 2016 Long-Term Incentive Program (2016 LTIP) links pay and performance by providing management employees with a compensation opportunity that aligns the interest of management and stockholders, with a large portion contingent upon Delta's financial, customer service and stock performance over a three-year period. The performance measures and goals are the same for the Chief Executive Officer, the other named executive officers and all other participants in this program.

Under the 2016 LTIP, Mr. Bastian received an award opportunity consisting of 34% performance awards, 33% performance stock options and 33% restricted stock and our other executive officers received an award opportunity consisting of 50% performance awards and 50% restricted stock. These allocations were selected to balance the incentive opportunity between Delta's financial performance relative to other airlines, internal company performance and stock price performance. The inclusion of performance-based stock options for the Chief Executive Officer was intended to further enhance the alignment of Mr. Bastian's compensation opportunities with stockholders. This mix and the other terms of the 2016 LTIP are intended to balance the performance and retention incentives with the high volatility of airline stocks.

The 2016 LTIP target awards are the largest component of each executive officer's compensation opportunity, reflecting the P&C Committee's focus on longer-term compensation, Delta's financial results relative to peer airlines, return on invested capital and customer service performance, as well as Delta's stock price performance. The P&C Committee determined the target award opportunities so the participant's total direct compensation opportunity is competitive with the peer group.

Performance Awards. Performance awards are dollar-denominated long-term incentive opportunities payable in common stock to executive officers and in cash to other participants. The following chart shows the range of potential payments of the performance awards, which may range from zero to 200% of the target award, based on the 2016 LTIP's three performance measures over the three-year period ending December 31, 2018.

Performance Measure	Performance Measure Weighting	Performance Levels		
		Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)
Delta's Average Annual Operating Income Margin performance relative to composite performance of the Industry Group[1]	50%	Composite Performance of Industry Group	0.5 points above Composite Performance of Industry Group	1.5 points above Composite Performance of Industry Group
Delta's Customer Service Performance (Net Promoter Score) — Domestic	15%	+0 percentage points	+ 2.4 percentage points	+ 3.7 percentage points or higher
Delta's Customer Service Performance (Net Promoter Score) — International	10%	+2.0 percentage points	+ 4.3 percentage points	+ 5.7 percentage points or higher
Delta's Return on Invested Capital	25%	16.0%	18.0%	20.0% or higher

[1] For purposes of the 2016 LTIP, the Industry Group consists of: Alaska Airlines, American Airlines, JetBlue Airways, Southwest Airlines and United Airlines.

Restricted Stock. The 2016 LTIP provides that restricted stock will vest in three equal installments on February 1, 2017, February 1, 2018 and February 1, 2019, subject to forfeiture in certain circumstances. Restricted stock is eligible for dividends, but such dividends will not become payable until such time as the restrictions lapse. The value of a participant's restricted stock award will depend on the price of Delta common stock when the award vests.

Performance Stock Options. While stock options are inherently performance-based, as they provide value only with future stock price appreciation, the P&C Committee added a performance hurdle based on employees receiving a payout under the Profit Sharing Program to further align Mr. Bastian's interests with our employees. The 2016 LTIP generally provides that the performance stock options will become exercisable on the vesting dates described in the chart below, subject to the achievement of the following performance measures:

Performance Measure	Vesting Dates	
Employees receive a payout under the Profit Sharing Program for 2016	⅓ of performance stock option award	February 1, 2017
	⅓ of performance stock option award	February 1, 2018
	⅓ of performance stock option award	February 1, 2019
If there is no Profit Sharing Program payout for 2016, but employees receive a payout under the Profit Sharing Program for 2017	⅔ of performance stock option award	February 1, 2018
	⅓ of performance stock option award	February 1, 2019
Employees receive no Profit Sharing Program payout for either 2016 or 2017	The entire performance stock option award will be forfeited (regardless of whether employees receive a payout under the Profit Sharing Program for 2018)	

Because employees received a payout under the Profit Sharing Program for 2016, one-third of Mr. Bastian's performance stock options vested and became exercisable on February 9, 2017 (the date on which the P&C Committee certified the performance measure was satisfied) and the remaining two-thirds will vest in equal installments on each of February 1, 2018 and February 1, 2019, subject to forfeiture in certain circumstances.

For additional information about the vesting and possible forfeiture of the 2016 LTIP awards, see "Post-Employment Compensation — Potential Post-Employment Benefits upon Termination or Change in Control — Long-Term Incentive Programs" on page 44.

The 2014 Long-Term Incentive Program Payouts. In 2014, the P&C Committee granted the named executive officers (other than Mr. Carter, whose employment with Delta began in 2015) performance awards under the 2014 Long-Term Incentive Program (2014 LTIP). Delta reported these award opportunities in its proxy statement for the applicable year.

The performance awards were denominated in cash but paid in shares of common stock to the named executive officers. The payout of these award opportunities is based on the average annual operating income margin relative to the composite performance of an industry peer group, Delta's customer service performance and return on invested capital over the three-year performance period ending December 31, 2016. The potential payout ranged from zero to 200% of the target award.

Summarized in the chart below are the performance results certified by the P&C Committee for the performance awards under the 2014 LTIP and the resulting percentage of target award opportunity earned:

| Performance Measure | Performance Measure Weighting | Performance Levels | | | Actual Performance for Performance Period ending December 31, 2016 | Percentage of Target Award Earned[1] |
		Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)		
Average Annual Operating Income Margin	50%	12.0%	15.0% (Composite Performance of Industry Group)	18.0%	17.7%	94.24%
Customer Service Performance (Net Promoter Score)						
Domestic	15%	+0 percentage points	+2.5 percentage points	+4.5 percentage points or higher	+6.0 percentage points	30%
International	10%	+2 percentage points	+3.5 percentage points	+5.5 percentage points or higher	+14.9 percentage points	20%
Return on Invested Capital[2]	25%	10.0%	12.0%	14.0% or higher	20.7% for 2014	50%
		10.0%	12.0%	14.0% or higher	24.2% for 2015	
		10.0%	12.0%	14.0% or higher	21.5% for 2016	
					Total Percentage of Target Award Earned	**194.24%**

[1] This column reflects the percentage of the target award earned after application of the performance measure weightings.

[2] Return on Invested Capital performance was measured independently each calendar year during the three-year performance period.

Benefits. The named executive officers receive the same health and welfare benefits provided to all Delta employees, except for basic life insurance coverage, which all other employees receive and our officers do not. In addition, Delta requires officers to regularly complete a comprehensive physical examination. Delta pays the cost of this examination, which is limited to a prescribed set of preventive procedures based on the person's age and gender. Every full-time Delta employee is eligible for a free physical under the company's health plans.

In addition to the elimination in 2015 of company-provided basic and supplemental executive life insurance coverage, certain other benefits and perquisites were eliminated for all officers in January 2016. These include reimbursement for financial planning services and home security protection. The named executive officers continue to be eligible for flight benefits (for the executive officer, immediate family members and other designees and, in certain circumstances, the executive officer's surviving spouse or domestic partner). Delta provides certain flight benefits to all employees and eligible retirees and survivors. These benefits are a low-cost, highly valued tool for attracting and retaining talent and are consistent with industry practice. See the Summary Compensation Table and the related footnotes on page 36 for information regarding benefits received in 2016 by the named executive officers.

We do not provide any supplemental executive retirement plans (officers participate in the same on-going retirement plans as our frontline employees) or deferred compensation plans.

Risk Assessment

The P&C Committee requested Meridian conduct a risk assessment of Delta's executive compensation program. Based on this review, Meridian determined that the executive compensation program does not incent unnecessary risk-taking, and the P&C Committee and company management agree with this assessment. In this regard, the P&C Committee notes the executive compensation program includes: (1) a compensation clawback policy for officers; (2) stock ownership and retention guidelines for executive officers; (3) incentive compensation capped at specified levels; (4) an emphasis on longer-term compensation; (5) use of multiple performance measures, both annual and long-term; and (6) an anti-hedging and anti-pledging policy for all employees.

These features are designed to align executives with preserving and enhancing stockholder value.

Executive Compensation Policies

The P&C Committee monitors the continuing dialogue among corporate governance experts, securities regulators and related parties regarding best practices for executive compensation. Delta's executive compensation policies are aligned with stockholder interests and incent responsible behavior through a compensation clawback policy for officers, stock ownership guidelines for executive officers and an equity award grant policy. Additionally, Delta prohibits all employees from engaging in securities hedging and pledging transactions. A brief discussion of these policies, including a modification made to the stock ownership guidelines in 2016, follows:

Clawback Policy. The compensation clawback policy holds officers accountable should any of them ever engage in wrongful conduct. Under this policy, if the P&C Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the P&C Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For these purposes, incentive compensation includes annual and long-term incentive awards and all forms of equity compensation.

Stock Ownership Guidelines. Delta's stock ownership guidelines strengthen the alignment between executive officers and stockholders. Under these guidelines, the current executive officers are required to own shares of Delta common stock equal or greater to:

	Shares Equal to a Multiple of Base Salary	OR	Shares
Chief Executive Officer	8x		400,000
President/Senior Executive Vice President	6x		200,000
Executive Vice Presidents	4x		150,000

In 2016, the Board of Directors amended the ownership requirements to provide that the Senior Executive Vice President's ownership guidelines are equivalent to the President's.

In addition, each executive officer must hold at least 50% of all net shares received through restricted stock vesting or realized through stock option exercises until the stock ownership guidelines applicable to the executive officer are achieved. For these purposes, net shares means all shares retained after applicable withholding of any shares for tax purposes. Stock ownership does not include shares an executive officer has the right to acquire through the exercise of stock options. The stock ownership of our executive officers is measured based on the three-month average of the closing price of Delta common stock on the NYSE. As of December 31, 2016, all of our executive officers exceeded their required stock ownership level.

Equity Award Grant Policy. Delta's equity award grant policy provides objective, standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the P&C Committee will consider approval of annual equity awards for management employees in the first quarter of the calendar year. Once approved, the grant date of these awards will be the later of (1) the date the P&C Committee approves the awards and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Anti-Hedging and Anti-Pledging Policy. Under Delta's insider trading policy, employees are prohibited from engaging in transactions in Delta securities involving publicly traded options, short sales and hedging transactions because they may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest. In addition, employees are prohibited from holding Delta securities in a margin account or otherwise pledging Delta securities as collateral for a loan.

Compensation for Mr. Bastian

Mr. Bastian succeeded Mr. Anderson as Chief Executive Officer on May 2, 2016. The P&C Committee determines the compensation of the Chief Executive Officer consistent with the approach used for our other executive officers. For Mr. Bastian, the P&C Committee determined his compensation based on his current compensation levels, the market levels for the Chief Executive Officer position and his recent promotion to the role. Accordingly, the P&C Committee approved increases to his base salary (from $625,000 to $800,000), his target bonus opportunity (from 175% to 200%) and his long-term incentive opportunity target (from $6,000,000 to $10,000,000). In accordance with our executive compensation philosophy and to further align the interests of Mr. Bastian and our stockholders, the vast majority of Mr. Bastian's compensation opportunity is at risk and dependent on company and stock price performance.

The P&C Committee designed Mr. Bastian's compensation arrangements to provide incentive for him to focus on long-term improvements in company performance that will lead to greater stockholder value. For example, the following graphs illustrate that a substantial percentage of Mr. Bastian's compensation is at-risk, concentrated in equity-based award opportunities and is performance-based.


CEO Pay-At-Risk
6%
94%
Fixed
At Risk


CEO Equity vs. Cash Pay
19%
81%
Cash
Equity


CEO Performance-based Pay
33%
67%
Fixed
Perf. Based

In addition to Mr. Bastian's compensation changes, effective with his promotion to Chief Executive Officer, he will be subject to the stock ownership guidelines applicable to that position (8 times base salary). As of December 31, 2016, Mr. Bastian had met this increased obligation.

See the Summary Compensation Table and the related footnotes on page 36 for additional information about Mr. Bastian's compensation.

Compensation for Mr. Anderson

On May 2, 2016, Mr. Anderson retired as Chief Executive Officer and assumed the role of Executive Chairman of the Board of Directors until his retirement from the Board of Directors on October 11, 2016. Mr. Anderson did not receive any severance or special payments upon his retirement. While Executive Chairman, Mr. Anderson continued to receive his base salary of $800,000. In addition, the P&C Committee granted Mr. Anderson an award under the 2016 long-term incentive program, which was pro-rated to reflect the four months he held the position as Chief Executive Officer in 2016. The Board of Directors recognized Mr. Anderson as a Delta retiree, and, as provided under the terms of the 2016 MIP for all Delta retirees, he received a pro-rated 2016 MIP award based solely on the four-month period he served as Chief Executive Officer. For additional information regarding Mr. Anderson's compensation in 2016 and the benefits Mr. Anderson became eligible for upon his retirement, see the Summary Compensation Table on page 36 and "Post-Employment Compensation — Table Regarding Potential Post-Employment Compensation upon Termination or Change in Control — Mr. Anderson" on page 47.

Post-Employment Compensation

Our executive officers do not have employment contracts, supplemental executive retirement plans, deferred compensation plans or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. The P&C Committee believes these provisions strengthen the alignment of the executives' compensation with future company performance. The severance benefits and the forfeiture provisions under our long-term incentive plans for the named executive officers are described in "Post-Employment Compensation — Potential Post-Employment Benefits upon Termination or Change in Control" on page 42.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the executive compensation program are important considerations for the P&C Committee when analyzing the overall design and mix of compensation. The P&C Committee seeks to balance an effective compensation program with an appropriate impact on reported earnings and other financial measures.

In making compensation decisions, the P&C Committee considers that Internal Revenue Code Section 162(m) limits deductions for certain compensation to any covered executive to $1 million per year. Under Section 162(m), compensation may be excluded from the $1 million limit if required conditions are met. The 2016 MIP and the performance awards under the 2016 LTIP meet the conditions for exclusion. From time to time, in order to ensure competitive levels of compensation for our executive officers, the P&C Committee may approve compensation, including base salary and benefits that are not deductible under Section 162(m).

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation.

Compensation Committee Report

The P&C Committee has reviewed and discussed with Delta management the Compensation Discussion and Analysis and, based on such review and discussion, the P&C Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

THE PERSONNEL & COMPENSATION COMMITTEE

Daniel A. Carp, *Chairman*
Shirley C. Franklin
Jeanne P. Jackson
George N. Mattson
Sergio A. L. Rial
Kenneth B. Woodrow

Information about Summary Compensation Table and Related Matters

The table below contains information about the compensation of the following named executive officers during 2016: (1) Mr. Bastian, Delta's principal executive officer beginning May 2, 2016; (2) Mr. Jacobson, Delta's principal financial officer; (3) Mr. Hauenstein, Mr. West and Mr. Carter, who were Delta's three other most highly compensated executive officers on December 31, 2016; and (4) Mr. Anderson, Delta's principal executive officer until his retirement on May 2, 2016.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1][2][3]	Option Awards ($)[1][4]	Non-Equity Incentive Plan Compen-sation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)[8]
Edward H. Bastian[9] Chief Executive Officer (beginning May 2, 2016)	2016	741,669	0	6,700,405	3,300,032	1,512,980	24,104	278,041	12,557,231
	2015	625,000	0	4,000,169	2,000,195	2,187,500	0	233,710	9,046,574
	2014	618,750	0	4,000,128	2,000,013	2,112,305	67,075	211,059	9,009,330
Glen W. Hauenstein President	2016	604,997	0	6,000,368	0	1,069,428	0	214,776	7,889,569
	2015	565,000	0	4,750,287	0	1,695,000	0	192,276	7,202,563
	2014	523,750	0	3,500,227	0	1,520,859	0	166,933	5,711,769
W. Gil West Senior Executive Vice President & Chief Operating Officer	2016	617,977	0	4,750,001	0	1,131,207	0	191,147	6,690,332
	2015	540,000	0	3,750,130	0	1,620,000	0	162,605	6,072,735
	2014	496,875	0	2,550,139	0	1,448,438	0	128,264	4,623,716
Paul A. Jacobson Executive Vice President & Chief Financial Officer	2016	525,000	0	4,000,391	0	832,466	11,183	183,200	5,552,240
	2015	525,000	0	3,550,006	0	1,575,000	0	177,506	5,827,512
	2014	496,875	0	2,550,139	0	1,448,438	30,186	139,487	4,665,125
Peter W. Carter Executive Vice President & Chief Legal Officer	2016	500,000	0	2,550,156	0	660,688	0	129,926	3,840,770
Richard H. Anderson[9] Chief Executive Officer (until May 2, 2016)	2016	633,333	0	2,546,224	1,254,105	563,787	0	354,428	5,351,877
	2015	800,000	0	7,667,106	3,833,544	3,200,001	0	341,799	15,842,450
	2014	790,625	0	9,576,901	3,833,459	3,090,001	0	298,881	17,589,867

[1] The amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the aggregate fair value of awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718), on the applicable grant date or, if earlier, the service inception date. The reported amounts do not reflect the risk the stock awards may be forfeited in certain circumstances; for awards subject to performance conditions, the risk there is no payout; or in the case of performance stock options, that there is no vesting because the performance conditions are not met. The fair value of restricted stock awards is based on the closing price of Delta common stock on the grant date.

The reported amounts for 2016, 2015 and 2014 in the "Stock Awards" column reflect award opportunities under Delta's long-term incentive programs. For additional information, see footnotes 2 and 3 below.

[2] The 2016 Long-Term Incentive Program (2016 LTIP) links pay and performance and aligns the interests of Delta management and stockholders. As discussed in "Compensation Discussion and Analysis — Elements of Compensation" on page 28, the long-term incentive opportunity for executive officers under these programs consists of performance awards and restricted stock, and with respect to Mr. Anderson and Mr. Bastian, performance stock options.

The performance awards under the 2016 LTIP are denominated in dollars. The payouts, if any, earned by a named executive officer will be made in stock based on Delta's average annual operating income margin relative to other airlines, Delta's return on invested capital and Delta's customer service performance based on the percentage point improvement in Delta's net promoter scores.

The restricted stock granted under the 2016 LTIP vests in equal installments on February 1, 2017, 2018 and 2019. All restricted stock is subject to forfeiture in certain circumstances.

The reported amounts for 2016 in the "Stock Awards" column include the fair value of the performance awards and restricted stock under the 2016 LTIP, computed in accordance with FASB ASC Topic 718 on February 2, 2016, the date the 2016 LTIP awards became effective.

See footnote 4 below for additional information regarding the performance stock options.

(3) For awards in the "Stock Awards" column that are subject to performance conditions, the fair value is computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance condition as of the applicable grant date or, if earlier, the service inception date. For these purposes, the fair value of the performance awards under the 2016 LTIP is computed based on performance at the target level.

If the performance awards were assumed to pay out at the maximum level, the aggregate fair value of such awards, which does not include the restricted stock component of the 2016 LTIP, for the named executive officers would be as follows:

Name	2016 ($)	2015 ($)	2014 ($)
Edward H. Bastian	6,800,000	4,000,000	4,000,000
Glen W. Hauenstein	6,000,000	4,750,000	3,500,000
W. Gil West	4,750,000	3,750,000	2,550,000
Paul A. Jacobson	4,000,000	3,550,000	2,550,000
Peter W. Carter	2,550,000	—	—
Richard H. Anderson	2,584,000	7,666,666	9,576,666

(4) The stock options granted to Mr. Anderson and Mr. Bastian under the 2016 LTIP are subject to performance conditions. Because the conditions for vesting have been met, the stock options vest in equal installments on each of February 9, 2017, February 1, 2018 and February 1, 2019. We determined the grant date fair value of stock options based on achievement of the target level under an option pricing model using the following assumptions: for Mr. Anderson (1) a 0.84% risk-free interest rate, (2) a 51% expected volatility of common stock and (3) a 2 ½ year expected life and for Mr. Bastian (1) a 1.45% risk-free interest rate, (2) a 51% expected volatility of common stock and (3) a six year expected life.

(5) The 2016 Management Incentive Plan (2016 MIP) is an annual incentive plan that links pay and performance and aligns the interest of Delta management and employees. As discussed in "Compensation Discussion and Analysis — Elements of Compensation" on page 28, the annual incentive opportunity for executive officers under the 2016 MIP is based on Delta's financial, operational and revenue performance relative to our Flight Plan goals.

Payments, if any, earned by the named executive officers under the 2016 MIP are made (a) in cash if there is a payout under Delta's broad-based employee profit sharing program (Profit Sharing Program) for 2016 and (b) in restricted stock if there is no such payout (MIP Restricted Stock).

Because Delta was profitable in 2016, 2015 and 2014, there were payouts to Delta employees under the Profit Sharing Program in each of those years. Accordingly, payments earned by executive officers under the 2016 MIP, 2015 MIP and 2014 MIP were made in cash. These cash payments are reported for 2016, 2015 and 2014 in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. See "Compensation Discussion and Analysis — Elements of Compensation — Annual Incentives" on page 29 for details on Delta's 2016 MIP performance.

(6) Delta does not sponsor a supplemental executive retirement plan for any named executive officer.

The Delta Retirement Plan is a broad-based, non-contributory tax qualified defined benefit pension plan for ground and flight attendant employees. Effective December 31, 2005, the Delta Retirement Plan was amended to freeze service, earnings and pay credits for all participants, including any participating named executive officers. See "Post-Employment Compensation — Defined Benefit Pension Benefits" on page 41 for a description of this plan.

The reported amounts for 2016 reflect the aggregate change in the actuarial present value of each applicable named executive officer's accumulated benefit under the Delta Retirement Plan measured from December 31, 2015 to December 31, 2016.

Mr. Anderson, Mr. Hauenstein, Mr. West and Mr. Carter are not eligible to participate in the Delta Retirement Plan because they either were not employed with Delta or had not completed 12 months of service when the plan was frozen on December 31, 2005.

(7) The reported amounts of all other compensation for 2016 include the following items:

Name	Contributions to Qualified Defined Contribution Retirement Plan ($)(a)	Payments due to Internal Revenue Code Limits Applicable to Qualified Defined Contribution Plan ($)(b)	Reimbursement of Taxes ($)(c)	Perquisites and Other Personal Benefits ($)(d)
Edward H. Bastian	21,200	213,134	23,198	20,509
Glen W. Hauenstein	21,200	162,800	15,154	15,622
W. Gil West	21,200	157,833	12,114	0
Paul A. Jacobson	21,200	146,800	15,200	0
Peter W. Carter	21,200	68,800	23,030	16,895
Richard H. Anderson	21,200	285,467	28,220	19,541

(a) Represents Delta's contributions to the Delta Family-Care Savings Plan, a broad-based tax qualified defined contribution plan, based on the same fixed and matching contribution formula applicable to all participants in this plan.

(b) Represents amounts paid directly to the named executive officer that Delta would have contributed to the officer's account under the Delta Family-Care Savings Plan absent limits applicable to such plans under the Internal Revenue Code. These payments are based on the same fixed and matching contribution formula applicable to all participants in this plan and are available to any plan participant affected by such limits.

(c)   Represents tax reimbursements for flight benefits as described below.

(d)   The amounts consist of an annual physical examination for officers and flight benefits as described below. Mr. West and Mr. Jacobson did not receive perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. The amount for Mr. Anderson also includes costs for office space in Houston and parking accommodations at airports in Minneapolis and Houston following his service as Executive Chairman. From time to time, the named executive officers attend events sponsored by Delta at no incremental cost to Delta.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club privileges for named executive officers; the officer's spouse, domestic partner or designated companion; the officer's children and parents; and, to a limited extent, other persons designated by the officer.

Complimentary travel for such other persons is limited to an aggregate imputed value of $20,000 per year for the Chief Executive Officer, President and Senior Executive Vice President and $15,000 per year for executive vice presidents. Delta reimburses the officer for associated taxes on complimentary travel with an imputed tax value of up to $25,000 per year for the Chief Executive Officer, President and Senior Executive Vice President and $20,000 per year for executive vice presidents. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during employment. Complimentary travel is provided to the surviving spouse or domestic partner of eligible officers after the eligible officer's death. Delta will not reimburse surviving spouses or domestic partners for associated taxes on complimentary travel under the survivor travel benefit. Delta's incremental cost of providing flight benefits includes incremental fuel expense and the incremental cost on a flight segment basis for customer service expenses such as meals, onboard expenses, baggage handling, insurance, airport security and aircraft cleaning. In addition, certain named executive officers have flight benefits on another airline at no incremental cost to Delta.

(8)   As required by SEC rules, the amount in the "Total" column for each named executive officer represents the sum of the amounts in all the other columns. As discussed in footnote (1) above, the amounts in the "Stock Awards" and "Option Awards" columns do not represent amounts the named executive officers received or are entitled to receive. Rather, these amounts represent the aggregate fair value of awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk the awards may be forfeited in certain circumstances, for awards subject to performance conditions, the risk there is no payout or in the case of performance stock options, there is no vesting, because the performance conditions are not met.

(9)   On May 2, 2016, Mr. Anderson retired as Chief Executive Officer and Mr. Bastian became Chief Executive Officer. Mr. Bastian previously served as Delta's President. At that time, Mr. Anderson became Executive Chairman, a position he held until October 11, 2016. For additional information about Mr. Anderson's retirement benefits, see "Tables Regarding Potential Post-Employment Benefits upon Termination or Change in Control — Mr. Anderson" on page 47.

Grants of Plan-Based Awards Table

The following table provides information about annual and long-term award opportunities granted to the named executive officers during 2016 under the 2016 MIP and the 2016 LTIP. These award opportunities are described in the "Compensation Discussion and Analysis" section of the proxy statement under "Elements of Compensation — Annual Incentives" and "Elements of Compensation — Long-Term Incentives" beginning on page 29.

Name/Type of Award	Grant Date[1]	Date of Personnel & Compensation Committee or Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/Sh)[6]	Grant Date Fair Value of Stock and Option Awards ($)[7]
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Edward H. Bastian												
2016 MIP	1/1/2016	12/15/2015	715,265	1,431,250	2,862,500							
2016 LTIP — Performance Award	2/2/2016	2/2/2016				1,700,000	3,400,000	6,800,000				3,400,000
2016 LTIP — Restricted Stock	2/2/2016	2/2/2016							75,680			3,300,405
2016 LTIP — Performance Stock Options	2/2/2016	2/2/2016								173,230	43.61	3,300,032
Glen W. Hauenstein												
2016 MIP	1/1/2016	12/15/2015	505,833	1,011,667	2,023,333							
2016 LTIP — Performance Award	2/2/2016	2/2/2016				1,500,000	3,000,000	6,000,000				3,000,000
2016 LTIP — Restricted Stock	2/2/2016	2/2/2016							68,800			3,000,368
W. Gil West												
2016 MIP	1/1/2016	12/15/2015	535,052	1,070,104	2,140,208							
2016 LTIP — Performance Award	2/2/2016	2/2/2016				1,187,500	2,375,000	4,750,000				2,375,000
2016 LTIP — Restricted Stock	2/2/2016	2/2/2016							54,460			2,375,001
Paul A. Jacobson												
2016 MIP	1/1/2016	12/15/2015	393,750	787,500	1,575,000							
2016 LTIP — Performance Award	2/2/2016	2/2/2016				1,000,000	2,000,000	4,000,000				2,000,000
2016 LTIP — Restricted Stock	2/2/2016	2/2/2016							45,870			2,000,391
Peter W. Carter												
2016 MIP	1/1/2016	12/15/2015	312,500	625,000	1,250,000							
2016 LTIP — Performance Award	2/2/2016	2/2/2016				637,500	1,275,000	2,550,000				1,275,000
2016 LTIP — Restricted Stock	2/2/2016	2/2/2016							29,240			1,275,156
Richard H. Anderson												
2016 MIP	1/1/2016	12/15/2015	800,000	1,600,000	3,200,000							
2016 LTIP — Performance Award	2/2/2016	2/2/2016				646,000	1,292,000	2,584,000				1,292,000
2016 LTIP — Restricted Stock	2/2/2016	2/2/2016							28,760			1,254,224
2016 LTIP — Performance Stock Options	2/2/2016	2/2/2016								96,100	43.61	1,254,105

[1] For purposes of this column, the grant date for the 2016 MIP is the date the performance period began. The grant date for the 2016 LTIP is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

[2] These columns show the annual award opportunities under the 2016 MIP. For additional information about the 2016 MIP, see footnote 5 to the Summary Compensation Table and the "Compensation Discussion and Analysis" section of the proxy statement under "Elements of Compensation — Annual Incentives" on page 29.

[3] These columns show the long-term award opportunities under the performance award component of the 2016 LTIP. For additional information about the 2016 LTIP, see footnotes 2 and 3 to the Summary Compensation Table and the "Compensation Discussion and Analysis" section of this proxy statement under "Elements of Compensation — Long-Term Incentives" on page 30.

[4] This column shows the restricted stock component of the 2016 LTIP.

[5] This column shows the performance stock option component of the 2016 LTIP. For additional information about the performance stock option component of the 2016 LTIP, see footnote 4 to the Summary Compensation Table.

[6] The exercise price is equal to the closing price of Delta common stock on the NYSE on the date of grant.

[7] The amounts in this column do not represent amounts the named executive officers received or are entitled to receive. Rather, the reported amounts represent the fair value of the awards computed in accordance with FASB ASC Topic 718 on the applicable grant date or, if earlier, the service inception date. For awards subject to performance conditions, the value shown is based on the probable outcome of the performance condition as of the applicable grant date or, if earlier, the service inception date. The amounts do not reflect the risk that the awards may be forfeited in certain circumstances or, in the case of performance awards, that there is no payout, or in the case of performance stock options, that there is no vesting, if the required performance measures are not met.

Outstanding Equity Awards at Fiscal Year-End Table

The following table provides information regarding the outstanding equity awards on December 31, 2016 for each of the named executive officers.

		Option Awards					Stock Awards			
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[2]	Option Exercise Price ($)[3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Edward H. Bastian										
2014 LTIP-Restricted Stock	2/6/2014	—	—	—	—	—	21,583	1,061,668	—	—
2015 LTIP-Restricted Stock	2/5/2015	—	—	—	—	—	28,900	1,421,591	—	—
2016 LTIP Restricted- Stock	2/2/2016	—	—	—	—	—	75,680	3,722,699	—	—
2012 LTIP-Performance Stock Options	2/2/2012	159,240	—	—	11.10	2/1/2022	—	—	—	—
2013 LTIP-Performance Stock Options	2/7/2013	125,000	—	—	14.86	2/6/2023	—	—	—	—
2014 LTIP-Performance Stock Options	2/6/2014	87,894	43,946	—	30.89	2/5/2024	—	—	—	—
2015 LTIP-Performance Stock Options	2/5/2015	30,570	61,140	—	46.14	2/4/2025	—	—	—	—
2016 LTIP Performance Stock Options	2/2/2016	—	—	173,230	43.61	2/1/2026	—	—	—	—
Glen W. Hauenstein										
2014 LTIP-Restricted Stock	2/6/2014	—	—	—	—	—	18,886	929,002	—	—
2015 LTIP-Restricted Stock	2/5/2015	—	—	—	—	—	34,320	1,688,201	—	—
2016 LTIP-Restricted Stock	2/2/2016	—	—	—	—	—	68,800	3,384,272	—	—
Stock Options	11/1/2007	67,000	—	—	20.20	10/31/2017	—	—	—	—
2008 LTIP-Stock Options	4/3/2008	31,600	—	—	8.81	4/2/2018	—	—	—	—
W. Gil West										
2014 LTIP-Restricted Stock	2/6/2014	—	—	—	—	—	13,760	676,854	—	—
2015 LTIP-Restricted Stock	2/5/2015	—	—	—	—	—	27,093	1,332,705	—	—
2016 LTIP-Restricted Stock	2/2/2016	—	—	—	—	—	54,460	2,678,887	—	—
Paul A. Jacobson										
2014 LTIP-Restricted Stock	2/6/2014	—	—	—	—	—	13,760	676,854	—	—
2015 LTIP-Restricted Stock	2/5/2015	—	—	—	—	—	25,646	1,261,527	—	—
2016 LTIP-Restricted Stock	2/2/2016	—	—	—	—	—	45,870	2,256,345	—	—
Stock Options	6/4/2007	40,100	—	—	18.84	4/29/2017	—	—	—	—
2008 LTIP-Stock Options	4/3/2008	7,900	—	—	8.81	4/2/2018	—	—	—	—
Merger Award-Stock Options	10/29/2008	116,000	—	—	7.99	10/28/2018	—	—	—	—
Peter W. Carter										
2015 Restricted Stock	7/20/2015	—	—	—	—	—	38,560	1,896,766	—	—
2016 LTIP-Restricted Stock	2/2/2016	—	—	—	—	—	29,240	1,438,316	—	—
Richard H. Anderson										
2014 LTIP-Restricted Stock	2/6/2014	—	—	—	—	—	51,673	2,541,795	—	—
2015 LTIP-Restricted Stock	2/5/2015	—	—	—	—	—	55,393	2,724,782	—	—
2016 LTIP-Restricted Stock	2/2/2016	—	—	—	—	—	28,760	1,414,704	—	—
2012 LTIP-Performance Stock Options	2/2/2012	318,840	—	—	11.10	10/11/2019	—	—	—	—
2013 LTIP-Performance Stock Options	2/7/2013	250,000	—	—	14.86	10/11/2019	—	—	—	—
2014 LTIP-Performance Stock Options	2/6/2014	168,467	—	—	30.89	10/11/2019	—	—	—	—
	2/6/2014	—	84,233	—	30.89	2/1/2020	—	—	—	—
2015 LTIP-Performance Stock Options	2/5/2015	58,590	—	—	46.14	10/11/2019	—	—	—	—
	2/5/2015	—	58,590	—	46.14	2/1/2020	—	—	—	—
	2/5/2015	—	58,590	—	46.14	2/1/2021	—	—	—	—
2016 LTIP-Performance Stock Options	2/2/2016	—	—	32,034	43.61	2/1/2020	—	—	—	—
	2/2/2016	—	—	32,033	43.61	2/1/2021	—	—	—	—
	2/2/2016	—	—	32,033	43.61	2/1/2022	—	—	—	—

[1] For purposes of this column, the grant date for the awards is the grant date or, if earlier, the service inception date determined under FASB ASC Topic 718.

[2] The 2016 LTIP Performance Stock Options vest as follows: (a) if there is a payout under the Profit Sharing Program for 2016, then ratably over three years with 1/3 vesting on each of February 1, 2017, 2018 and 2019; (b) if there is no payout under the Profit Sharing Program for 2016, but there is a payout for 2017, then 2/3 vest on February 1, 2018 and 1/3 vest on February 1, 2019; and (c) if there is no payout for 2016 or 2017 under the Profit Sharing Program, then the options will be forfeited. Because there was a payout for 2016 under the Profit Sharing Program, the options vest as described in (a) of the foregoing sentence, except that the first vesting date occurred on February 9, 2017, the date on which the P&C Committee certified the satisfaction of the performance measure. Performance stock options are subject to forfeiture in certain circumstances.

[3] The exercise price of the stock options is the closing price of Delta common stock on the NYSE on the applicable grant date.

[4] These shares of restricted stock vest as follows:

February 6, 2014 LTIP Grant Date. In equal installments on February 1, 2015, 2016 and 2017.

February 5, 2015 LTIP Grant Date. In equal installments on February 1, 2016, 2017 and 2018.

February 2, 2016 LTIP Grant Date. In equal installments on February 1, 2017, 2018 and 2019.

2015 Restricted Stock grant to Mr. Carter. In equal installments on July 13, 2016, July 13, 2017 and July 13, 2018.

Restricted stock is subject to forfeiture in certain circumstances.

[5] In accordance with SEC rules, the amounts in this column for the market value of restricted stock are based on the $49.19 closing price of Delta common stock on the NYSE on December 30, 2016.

[6] This table does not include the performance award component of the 2016 LTIP, 2015 LTIP and the 2014 LTIP because (a) these award opportunities are denominated in dollars and (b) the payout, if any, earned by the named executive officers will be made in stock based on achievement of the average annual operating income margin, the return on invested capital and customer service performance measures during the measurement periods for each program. For additional information about the performance award component of the 2016 LTIP, see footnote 2 to the Summary Compensation Table and the Grants of Plan-Based Awards Table above.

Option Exercises and Stock Vested Table

The following table provides information regarding the exercise of stock options and the vesting of stock for the named executive officers in 2016.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Edward H. Bastian	203,000	5,933,332	154,041	7,288,652
Glen W. Hauenstein	105,500	2,654,697	129,071	6,119,201
W. Gil West	0	0	98,261	4,649,220
Paul A. Jacobson	7,000	273,140	97,538	4,616,533
Peter W. Carter	0	0	19,280	762,717
Richard H. Anderson	1,910,690	64,784,893	157,883	7,137,890

[1] The value realized on exercise is based on the difference between the market price on the date of exercise and the exercise price of the options.

[2] The value realized on vesting is based on the closing price of Delta common stock on the NYSE on the applicable vesting date. These amounts represent the vesting of award opportunities granted in 2013, 2014 and 2015.

Post-Employment Compensation

Defined Benefit Pension Benefits

Frozen Delta Retirement Plan. The Delta Retirement Plan (Retirement Plan) is a broad-based, non-contributory qualified defined benefit pension plan for Delta's ground and flight attendant employees. To participate in the Retirement Plan, an employee must have completed 12 months of service before the plan was frozen on December 31, 2005. As a result, Mr. Bastian and Mr. Jacobson are eligible to participate in the Retirement Plan, but Mr. Carter, Mr. Hauenstein and Mr. West are not, nor was Mr. Anderson. We do not offer any supplemental executive retirement plans or deferred compensation plans to the named executive officers.

Eligible ground and flight attendant employees hired (or rehired) on or before July 1, 2003, receive Retirement Plan benefits based on a final average earnings (FAE) formula. Effective July 1, 2003, the Retirement Plan transitioned to a cash balance plan and benefits for ground and flight attendant employees hired (or rehired) after that date are generally based solely on the cash balance formula. Employees covered by the Retirement Plan who were employed on July 1, 2003, receive Retirement Plan benefits based on the higher of the FAE and cash balance formulas.

Under the cash balance formula, 6% of a participant's pay (base salary and, if any, eligible annual incentive compensation) was credited annually until January 1, 2006, to a hypothetical account, which account is credited with an annual interest credit based on a market rate of interest. Interest credits will continue to be credited annually regardless of the plan's frozen status. At termination of employment, an amount equal to the balance of the participant's cash balance account is payable to the participant, at his or her election, in the form of an immediate or deferred lump sum (to the extent the lump sum benefit is payable under the Internal Revenue Code) or equivalent monthly benefit.

Benefits under the FAE formula are based on a participant's (1) final average earnings; (2) years of service prior to January 1, 2006; (3) age when benefit payments begin (but not before age 52); and (4) primary Social Security benefit. Final average earnings are the average of the participant's highest average monthly earnings (base salary and, if any, eligible annual incentive compensation) for the 36 consecutive months in the 120-month period preceding the earlier of termination of employment and January 1, 2006. The monthly retirement benefit at the normal retirement age of 65 equals 60% of the participant's final average earnings, reduced for years of service less than 30 (determined as of December 31, 2005) and by 50% of the participants' primary Social Security benefit (also reduced for less than 30 years of service). Benefits determined under the FAE formula are paid in the form of a monthly annuity.

Pension Benefits Table

The table below shows certain pension benefit information for Mr. Bastian and Mr. Jacobson as of December 31, 2016.

Name	Plan Name	Number of Years of Credited Service (as of December 31, 2016)[1]	Present Value of Accumulated Benefits ($)[2]	Payments During Last Fiscal Year
Mr. Bastian[3]	Delta Retirement Plan	6 years, 10 months	FAE Formula: 260,254 Cash Balance Formula: 66,954	0
Mr. Jacobson[4]	Delta Retirement Plan	8 years, 2 months	FAE Formula: 90,069 Cash Balance Formula: 7,681	0

[1] As discussed above, the Retirement Plan was frozen effective December 31, 2005, and no additional service credit will accrue after that date. All years of service reflected in this column include service until December 31, 2005.

[2] Benefits were calculated using interest rate and mortality rate assumptions consistent with those used in our financial statements (see "Assumptions" in Note 8 of the Notes to the Consolidated Financial Statements in Delta's 2016 Form 10-K). In addition, certain individual data were used in developing these values. Benefits accrued under the FAE formula and the cash balance formula are listed separately. For purposes of the FAE formula benefit, the assumed retirement age is 62. The form of benefit payable under the FAE formula for Mr. Bastian and Mr. Jacobson is a single life annuity.

[3] Mr. Bastian resigned from Delta as of April 1, 2005, and rejoined Delta in July 2005. His years of credited service include the 6 years, 5 months of service he had completed as of April 1, 2005. As a result, the portion of his benefit calculated under the FAE formula was determined under the rules applicable to vested employees who terminate their service with Delta prior to early retirement age instead of under the rules applicable to retirees at early retirement age. Accordingly, Mr. Bastian's benefit is smaller than it would have been had he retired at early retirement age. All benefits earned by Mr. Bastian after he rejoined Delta in July 2005 are based solely on the cash balance formula.

[4] Mr. Jacobson resigned from Delta as of March 18, 2005, and rejoined Delta in August 2005. His years of credited service include the 7 years, 10 months of service he had completed as of March 18, 2005. As a result, the portion of his benefit calculated under the FAE formula was determined under the rules applicable to vested employees who terminate their service with Delta prior to early retirement age instead of under the rules applicable to retirees at early retirement age. Accordingly, Mr. Jacobson's benefit is smaller than it would have been had he retired at early retirement age. In addition, following his resignation in March 2005, Mr. Jacobson elected to receive the cash balance portion of his benefit in a lump sum payment. All benefits earned by Mr. Jacobson after he rejoined Delta in August 2005 are based solely on the cash balance formula.

Potential Post-Employment Benefits upon Termination or Change in Control

This section describes the potential benefits the named executive officers may receive under certain termination of employment scenarios, including in connection with a change in control, assuming termination of employment on December 31, 2016. This section also describes the benefits Mr. Anderson received in connection with his retirement.

The definitions of "cause," "change in control," "disability," "good reason" and "retirement," as such terms are used in the following sections, are summarized below.

Severance Plan. Officers and director level employees are generally eligible to participate in Delta's Officer and Director Severance Plan (Severance Plan), which may be amended at any time by Delta. The following chart summarizes the principal benefits the named executive officers are eligible to receive under the Severance Plan.

Name	Termination Without Cause (no Change in Control)[1]	Resignation for Good Reason (no Change in Control)[1]	Termination without Cause or Resignation for Good Reason in Connection with a Change in Control[1][2]
Mr. Bastian	• 24 months base salary • 200% target MIP • 24 months healthcare benefit continuation • outplacement services	• 24 months base salary • 200% target MIP • 24 months healthcare benefit continuation • outplacement services	• 24 months base salary • 200% target MIP • 24 months healthcare benefit continuation • outplacement services
Mr. Hauenstein and Mr. West	• 24 months base salary • 200% target MIP • 24 months healthcare benefit continuation • outplacement services	• None	• 24 months base salary • 200% target MIP • 24 months healthcare benefit continuation • outplacement services
Mr. Carter and Mr. Jacobson	• 18 months base salary • 150% target MIP • 18 months healthcare benefit continuation • outplacement services	• None	• 18 months base salary • 150% target MIP • 18 months healthcare benefit continuation • outplacement services

[1] The cash severance amount (base salary plus target MIP) is paid in a lump sum following termination of employment. Outplacement services fees are limited to $5,000.

[2] These benefits apply if the termination of employment occurs during the two-year period after a change in control.

To receive benefits under the Severance Plan, participants must enter into a general release of claims against Delta and non-competition, non-solicitation and confidentiality covenants for the benefit of Delta.

The Severance Plan does not provide for any excise tax gross-ups for benefits received in connection with a change in control. If a participant is entitled to benefits under the Severance Plan in connection with a change in control, the amount of such benefits will be reduced to the statutory safe harbor under Section 4999 of the Internal Revenue Code if this results in a greater after-tax benefit than if the participant paid the excise tax.

Long-Term Incentive Programs. The following chart summarizes the treatment of performance awards, restricted stock and performance stock options awarded under Delta's long-term incentive programs (LTIP) for 2014, 2015 and 2016 under various termination of employment scenarios.

Termination Scenario	LTIP Award Treatment[1][2]	
Termination without Cause or Resignation for Good Reason without a Change in Control and Retirement	Mr. Bastian, Mr. Hauenstein and Mr. West	The named executive officer will remain eligible to receive his performance award (including any Earned Awards), restricted stock and, for Mr. Bastian, his performance stock option pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[3]
	Mr. Carter and Mr. Jacobson	The named executive officer will receive any Earned Awards, a prorated performance award under the same vesting, performance and general payment provisions as if his employment had continued and the immediate vesting of a pro rata portion of his restricted stock award. Any remaining portions will be forfeited.
Resignation without Good Reason	Mr. Bastian, Mr. Hauenstein and Mr. West	The named executive officer will remain eligible to receive his performance award (including any Earned Awards), restricted stock award and, for Mr. Bastian, his performance stock option award pursuant to the same vesting, performance and general payment provisions as if his employment had continued.[3]
	Mr. Carter and Mr. Jacobson	The named executive officer's performance award and restricted stock award will be immediately forfeited.
Termination for Cause	The named executive officer's performance award (including any Earned Awards), restricted stock award and, for Mr. Bastian, performance stock option award will be immediately forfeited.	
Termination due to Death or Disability	The named executive officer's performance award (including any Earned Awards) and restricted stock award will immediately vest, with the performance award paid at the target level. For Mr. Bastian, his performance stock options will immediately vest and become exercisable.	
Termination without Cause or Resignation for Good Reason with a Change in Control	The named executive officer's performance award (including any Earned Awards) and restricted stock award will immediately vest, with the performance award paid at the target level. For Mr. Bastian, his performance stock options will immediately vest and become exercisable.	

[1] The LTIP award treatment described in this chart is applicable to each named executive officer under each of the 2014, 2015 and 2016 LTIPs (other than Mr. Carter, who has only received an award under the 2016 LTIP). However, the awards granted to Mr. West under the 2014 LTIP are subject to the same treatment as described for Mr. Carter and Mr. Jacobson.

[2] For the portion of the performance award attributable to the return on invested capital performance measure under the 2014 and 2015 LTIPs, achievement of such measure is determined independently for each calendar year during the applicable performance period (each an ROIC Installment) and, to the extent that Delta's actual performance meets or exceeds the threshold level at the end of each calendar year, each such ROIC Installment will be treated as an "Earned Award." Generally, Earned Awards, if any, will accumulate until the end of the performance period at which time all Earned Awards will vest and become payable. To the extent subject to proration, the portion of the performance award attributable to the return on invested capital performance measure under the 2014 and 2015 LTIPs will be pro-rated as follows: for any ROIC Installment outstanding in the year in which the termination occurred, the named executive officer will receive the ROIC Installment based on actual performance for the applicable year pro-rated based on the number of months he was employed with Delta during the year, with any remaining ROIC Installment(s) being forfeited. Under the 2016 LTIP, the return on invested capital performance measure is measured over the entire three-year performance period.

[3] In order for the named executive officer to be eligible for this treatment, his termination of employment must have occurred on or after (i) October 1, 2014 under the 2014 LTIP; (ii) October 1, 2015 under the 2015 LTIP; and (iii) October 1, 2016 under the 2016 LTIP. For terminations of employment prior to such dates, the awards granted to the named executive officer under each of the LTIPs would be subject to the same treatment as described for Mr. Carter and Mr. Jacobson.

Annual Incentive Plan. Delta's 2016 Management Incentive Plan (MIP) generally provides that a participant whose employment with Delta terminates prior to the end of the workday on December 31, 2016 is not eligible for a 2016 MIP payment. If, however, the participant's employment is terminated (1) due to death or disability or (2) by Delta without cause or for any other reason that would entitle the participant to benefits under the Severance Plan, the participant is eligible for a pro rata 2016 MIP payment based on (a) the number of months during 2016 the participant was employed in a MIP-qualified position and (b) the terms and conditions of the 2016 MIP that would have applied if his or her employment had continued through December 31, 2016.

Other Equity Awards. Upon commencement of his employment with Delta on July 13, 2015, Mr. Carter received a restricted stock award. This award is subject to the same termination provisions applicable to Mr. Carter under the 2016 LTIP as described above.

Triggering Events. As noted above, eligibility for severance benefits and acceleration of the vesting of equity awards are triggered by certain events. The terms "cause," "change in control," "disability," "good reason" and "retirement," as they apply to the named executive officers, are summarized below.

- Cause means, in general, a person's (1) continued, substantial failure to perform his duties with Delta; (2) misconduct which is economically injurious to Delta; (3) conviction of, or plea of guilty or no contest to, a felony or other crime involving moral turpitude, fraud, theft, embezzlement or dishonesty; or (4) material violation of any material Delta policy or rule regarding conduct. A person has ten business days to cure, if curable, any of the events which could lead to a termination for cause. For executive vice presidents or more senior executives, a termination for cause must be approved by a 2/3 vote of the entire Board of Directors.

- Change in control means, in general, the occurrence of any of the following events: (1) any person becomes the beneficial owner of more than 35% of Delta common stock; (2) during a period of 12 consecutive months, the Board of Directors at the beginning of the period and their approved successors cease to constitute a majority of the Board; (3) the consummation of a merger or consolidation involving Delta, other than a merger or consolidation which results in the Delta common stock outstanding immediately before the transaction continuing to represent more than 65% of the Delta common stock outstanding immediately after the transaction; or (4) a sale, lease or other transfer of Delta's assets which have a total gross fair market value greater than 40% of the total gross fair market value of Delta's assets immediately before the transaction.

- Disability means long-term or permanent disability as determined under the applicable Delta disability plan.

- Good reason means, in general, the occurrence of any of the following without a person's written consent: (1) a material diminution of a person's authorities, duties or responsibilities, other than an insubstantial and inadvertent act that is promptly remedied by Delta after written notice by the person; (2) the relocation of a person's office by more than 50 miles; (3) a material reduction in a person's base salary or target annual bonus opportunities, other than pursuant to a uniform percentage salary or target annual bonus reduction for similarly situated persons; or (4) a material breach by Delta of any material term of a person's employment. An event constitutes good reason only if a person gives Delta certain written notice of his intent to resign and Delta does not cure the event within a specified period.

- Retirement means, a termination of employment (1) at or after age 52 with ten years of service completed since a person's most recent hire date or (2) on or after the date he or she has completed at least 25 years of service since his or her most recent hire date regardless of age.

Retiree Flight Benefits. A named executive officer who retires from Delta at or after age 52 with at least ten years of service or with at least 25 years of service regardless of age, may continue to receive Flight Benefits (see footnote 7(d) to the Summary Compensation Table on page 38 for a description of Flight Benefits including survivor travel benefits) during retirement, except the unused portion of the two annual allowances will not accumulate into succeeding years (Retiree Flight Benefits).

Notwithstanding the above, a person who is first elected an officer on or after June 8, 2009, will not receive reimbursement for taxes for Retiree Flight Benefits. Delta also does not provide reimbursement for taxes associated with travel by the surviving spouse or domestic partner of any officer.

In exchange for certain non-competition, non-solicitation and confidentiality covenants for the benefit of Delta and a general release of claims against Delta, an officer who served in that capacity during the period beginning on the date Delta entered into the merger agreement with Northwest Airlines and ending on the date the merger occurred, or who joined Delta from Northwest on the date the merger occurred and who had been a Northwest officer on the date Delta entered into the merger agreement, will receive, on his termination of employment (other than by death or by Delta for cause), a vested right to Retiree Flight Benefits, regardless of the officer's age and years of service at his termination of employment.

Table Regarding Potential Post-Employment Benefits upon Termination or Change in Control

The following table describes the termination benefits for each named executive officer (other than for Mr. Anderson whose retirement benefits are described after the tables), assuming termination of employment on December 31, 2016. Also included is a column that describes the benefits, if any, each named executive officer would have received in connection with a change in control (CIC). Further, because termination is deemed to occur at the end of the workday on December 31, 2016, the named executive officer would have earned his 2016 MIP award and the performance award under the 2014 LTIP, to the extent otherwise payable. Accordingly, these awards are unrelated to the termination of employment.

We have not included in this section any benefit that is available generally to all employees on a non-discriminatory basis such as payment of retirement, disability and death benefits. See "Defined Benefit Pension Benefits" above, for a discussion of the benefits accrued for eligible named executive officers under the Delta Retirement Plan. On December 31, 2016, only Mr. Bastian and Mr. Hauenstein are eligible to retire under the definition of Retirement described above. The other named executive officers are not eligible to retire under these requirements and, therefore, are not eligible for any retirement-related compensation or benefits.

| Name | Termination Scenario | Severance Payment ($)[1] | Equity ($) | | | Other Benefits ($)[5] |
			Performance Awards[2]	Performance Stock Options[3]	Restricted Stock[4]	
Mr. Bastian	Without Cause	4,800,000	5,733,320	1,957,312	6,205,958	805,851
	Resignation for Good Reason	4,800,000	5,733,320	1,957,312	6,205,958	805,851
	For Cause	0	0	0	0	0
	Resignation without Good Reason	0	5,733,320	1,957,312	6,205,958	766,163
	Retirement	0	5,733,320	1,957,312	6,205,958	766,163
	Death	0	5,733,320	1,957,312	6,205,958	33,451
	Disability	0	5,733,320	1,957,312	6,205,958	766,163
	CIC — Termination without Cause/Resignation for Good Reason	4,800,000	5,733,320	1,957,312	6,205,958	805,851
Mr. Hauenstein	Without Cause	3,437,500	5,770,818	0	6,001,475	424,695
	Resignation for Good Reason	0	5,770,818	0	6,001,475	407,449
	For Cause	0	0	0	0	0
	Resignation without Good Reason	0	5,770,818	0	6,001,475	407,449
	Retirement	0	5,770,818	0	6,001,475	407,449
	Death	0	5,770,818	0	6,001,475	0
	Disability	0	5,770,818	0	6,001,475	407,449
	CIC — Termination without Cause/Resignation for Good Reason	3,437,500	5,770,818	0	6,001,475	424,695
Mr. West	Without Cause	3,437,500	4,562,488	0	4,669,656	362,308
	Resignation for Good Reason	0	4,562,488	0	4,669,656	317,406
	For Cause	0	0	0	0	0
	Resignation without Good Reason	0	4,562,488	0	4,011,592	317,406
	Death	0	4,562,488	0	4,688,446	12,440
	Disability	0	4,562,488	0	4,688,446	317,406
	CIC — Termination without Cause/Resignation for Good Reason	3,437,500	4,562,488	0	4,688,446	362,308

| Name | Termination Scenario | Severance Payment ($)[1] | Equity ($) | | | Other Benefits ($)[5] |
			Performance Awards[2]	Performance Stock Options[3]	Restricted Stock[4]	
Mr. Jacobson	Without Cause	1,968,750	2,145,810	0	2,929,560	472,421
	Resignation for Good Reason	0	2,145,810	0	2,929,560	438,530
	For Cause	0	0	0	0	0
	Resignation without Good Reason	0	0	0	0	438,530
	Death	0	4,070,822	0	4,194,726	9,513
	Disability	0	4,070,822	0	4,194,726	438,530
	CIC — Termination without Cause/Resignation for Good Reason	1,968,750	4,070,822	0	4,194,726	472,421
Mr. Carter	Without Cause	1,687,500	425,000	0	1,991,260	34,242
	Resignation for Good Reason	0	425,000	0	1,991,260	0
	For Cause	0	0	0	0	0
	Resignation without Good Reason	0	0	0	0	0
	Death	0	1,275,000	0	3,335,082	0
	Disability	0	1,275,000	0	3,335,082	0
	CIC — Termination without Cause/Resignation for Good Reason	1,687,500	1,275,000	0	3,335,082	34,242

[1] The severance payment, if applicable, represents the following for each named executive officer: (i) Mr. Bastian: 24 months of base salary and 200% of his MIP target award, which is 200% of his base salary; (ii) Mr. Hauenstein: 24 months of base salary and 200% of his MIP target award, which is 175% of his base salary; (iii) Mr. West: 24 months of base salary and 200% of his MIP target award, which is 175% of his base salary; (iv) Mr. Jacobson: 18 months of base salary and 150% of his MIP target award, which is 150% of his base salary; and (v) Mr. Carter: 18 months of base salary and 150% of his MIP target award, which is 125% of his base salary.

[2] The value of the performance awards (except with respect to the portion of the award attributable to return on invested capital under the 2015 LTIP) in the tables is based on payment at the target level. As actual performance for the 2015 and 2016 ROIC Installments under the 2015 LTIP each exceeded the maximum performance measure of 14%, these ROIC Installments are considered Earned Awards and the value of such Earned Awards in the tables are based on payment at the maximum level.

[3] We used intrinsic value for the performance stock options assuming that the performance criteria attributable to the stock options under the 2014, 2015 and 2016 LTIPs were met. The exercise price for the unexercisable stock options outstanding on December 31, 2016 was (1) $30.89 for the options granted on February 6, 2014; (2) $46.14 for the options granted on February 5, 2015; and (3) $43.61 for the options granted on February 2, 2016.

[4] As required by SEC rules, the values in these tables for restricted stock are based on the $49.19 closing price of Delta common stock on the NYSE on December 30, 2016.

[5] Other benefits include company-paid healthcare coverage, outplacement services and, except for Mr. Carter, Retiree Flight Benefits. The Retiree Flight Benefits reflected for each named executive officer were determined by using the following assumptions for each officer: (1) Flight Benefits continue for the life expectancy of the officer or the joint life expectancy of the officer and his spouse or domestic partner, measured using a mortality table that calculates the average life expectancy to be 30 years; (2) the level of usage of Retiree Flight Benefits for each year is the same as the officer's and his spouse's or domestic partner's actual usage of Flight Benefits during 2016; (3) the incremental cost to Delta of Retiree Flight Benefits for each year is the same as the actual incremental cost incurred by Delta for the officer's Flight Benefits in 2016; and (4) the value of Retiree Flight Benefits includes a tax gross up equal to 60% of the lesser of (i) the officer's actual usage of Flight Benefits in 2016 and (ii) the annual tax reimbursement allowance (as described in footnote 7(d) to the Summary Compensation Table) (surviving spouses and domestic partners do not receive reimbursement for taxes associated with Retiree Flight Benefits). On the basis of these assumptions, we determined the value of Retiree Flight Benefits for each named executive officer by calculating the present value of the benefit over the officer's life expectancy (or joint life expectancy with his spouse or domestic partner) using a discount rate of 4.57%.

Mr. Anderson. On May 2, 2016, Mr. Anderson retired as Chief Executive Officer and assumed the role of Executive Chairman of the Board of Directors until his retirement from the Board on October 11, 2016. In connection with Mr. Anderson's retirement as Chief Executive Officer, the Board of Directors agreed to: (1) recognize Mr. Anderson as a Delta retiree; (2) provide him with access to secretarial support and office space in Houston while serving as Executive Chairman and for up to four years thereafter; and (3) provide access to parking at airports in Minneapolis and Houston, which has an estimated annual cost of $5,970. Mr. Anderson has provided notice that he will no longer require office space as of May 1, 2017. The total cost of the office space is $16,890. As a retired executive officer, Mr. Anderson is entitled to:

(1) receive a prorated 2016 MIP award based solely on the four months he held the position as Chief Executive Officer in 2016, the amount of which is reflected in the Summary Compensation Table; (2) his outstanding equity awards under the 2014, 2015 and pro-rated 2016 LTIPs pursuant to the same vesting, performance and general payment provisions as if his employment had continued; and (3) Retiree Flight Benefits as described above, which have an estimated lifetime value of $633,386, representing the present value of such benefits using the assumptions described in footnote (5) to the table above. Mr. Anderson was also eligible to receive payment for earned but unused vacation and paid time off days under our standard policy applicable to all employees, but he waived this payment.

In 2001, Northwest Airlines, Inc. entered into an agreement with its then Chief Executive Officer, Mr. Anderson, agreeing to provide Mr. Anderson and his spouse with healthcare coverage at the levels then provided to Mr. Anderson under the Northwest medical plans for the life of Mr. Anderson and his spouse. This coverage is secondary to any medical coverage Mr. Anderson receives while he is employed by another company. The Personnel & Compensation Committee confirmed Delta's obligation to honor this arrangement following the merger between Delta and Northwest. Following his retirement from Delta, Mr. Anderson and his spouse became eligible for these benefits, the estimated lifetime value of which is $378,700, representing the present value of healthcare coverage at the levels provided under Northwest's plans for Mr. Anderson and his spouse for their respective lifetimes.

Director Compensation

Non-employee director compensation is approved by the full Board of Directors, based on recommendations of the Corporate Governance Committee. In 2016, the Committee engaged outside independent compensation consultant Meridian Compensation Partners, LLC to assist the Committee in a competitive assessment of the compensation program for outside directors. Meridian reviewed our director compensation against the same 21 companies (including three airlines) in the peer group used for executive compensation purposes by our Personnel & Compensation Committee. Meridian found that our director total compensation was at the peer group median and program practices were in line with the peer group. As a result, the Board made no changes in non-employee director compensation in 2016. However, as part of the amended Performance Compensation Plan, approved by stockholders in June 2016, the Personnel & Compensation Committee implemented an annual equity award limitation for non-employee directors of $1 million.

Non-employee directors receive the following for their service on the Board of Directors:

Annual Board Retainer:	$90,000
Annual Equity Grant:	$160,000 in restricted stock that vests at or shortly before the next annual meeting of stockholders, subject to the director's continued service on the Board of Directors on the vesting date. Dividends accrue on these awards and are paid upon vesting of the restricted stock and restricted stock units.
Annual Committee Chair Retainer:	$20,000
Annual Committee Member Retainer:	$10,000
Annual Lead Director/ Non-executive Chair Retainer:	$30,000
Expense Reimbursements:	Reimbursement of reasonable expenses incurred in attending meetings
Matching Gifts for Education Program:	Under a program commenced in 2016, directors (and all employees and retirees) are eligible to participate in a program under which The Delta Air Lines Foundation matches 100% of contributions to eligible public and private, accredited, non-profit, educational institutions, pre-kindergarten through post-graduate, up to a $5,000 cap per individual director per calendar year.

As is common in the airline industry, Delta provides complimentary travel and certain Delta Sky Club privileges for members of the Board of Directors; the director's spouse, domestic partner or designated companion; the director's children and parents; and, to a limited extent, other persons designated by the director (Director Flight Benefits). Complimentary travel for such other persons is limited to an aggregate imputed value of $20,000 per year. Delta reimburses the director for associated taxes on complimentary travel with an imputed tax value of up to $25,000 per year. Unused portions of the annual allowances described in the previous two sentences accumulate and may be carried into succeeding years during Board service. Complimentary travel is provided to an eligible director's surviving spouse or domestic partner after the eligible director's death. Delta will not reimburse the surviving spouse or domestic partner for associated taxes on complimentary travel under the survivor travel benefit.

A director who retires from the Board at or after age 52 with at least ten years of service as a director, at or after age 68 with at least five years of service as a director, or at his or her mandatory retirement date, may continue to receive Director Flight Benefits during retirement, except the unused portion of the annual allowances does not accumulate into succeeding years (Retired Director Flight Benefits). A director who served on the Board of Directors during the period beginning on the date Delta entered into the merger agreement with Northwest and ending on the date the merger occurred, or who joined the Board at the closing of the merger on October 29, 2008, will receive, at the completion of his or her Board service (other than due to death or due to removal by stockholders for cause), a vested right to receive Retired Director Flight Benefits, regardless of the director's age and years of service when his or her Board service ends. A director is not eligible to receive Retired Director Flight Benefits if the director engages in certain wrongful acts.

Notwithstanding the above, a person who is first elected to the Board of Directors on or after June 8, 2009, will not receive reimbursement for taxes for Retired Director Flight Benefits. Directors and retired directors may also purchase private jet flights from a Delta subsidiary by paying the incremental cost of the flights. Mr. Ralph is not eligible to receive flight benefits. Directors who are employees of Delta are not separately compensated for their service as directors.

Director Compensation Table

The following table sets forth the compensation paid to non-employee members of Delta's Board of Directors for 2016. Jeanne Jackson was not a member of the Board in 2016.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Francis S. Blake	139,167	160,000	0	0	0	43,042	342,209
Roy J. Bostock	55,000	0	0	0	0	26,632	81,632
John S. Brinzo	55,000	0	0	0	0	10,848	65,848
Daniel A. Carp	178,333	160,000	0	0	0	11,770	350,103
David G. DeWalt	112,500	160,000	0	0	0	11,800	284,300
Thomas E. Donilon	110,000	160,000	0	0	0	3,723	273,723
William H. Easter III	120,000	160,000	0	0	0	1,917	281,917
Mickey P. Foret	120,000	160,000	0	0	0	29,527	309,527
Shirley C. Franklin	110,000	160,000	0	0	0	22,650	292,650
David R. Goode	55,000	0	0	0	0	5,731	60,731
George N. Mattson	120,000	160,000	0	0	0	13,879	293,879
Sergio A.L. Rial	110,000	160,000	0	0	0	—	270,000
Kathy N. Waller	110,000	160,000	0	0	0	976	270,976
Kenneth B. Woodrow	110,000	160,000	0	0	0	6,928	276,928

[1] As Delta employees, Mr. Anderson, Mr. Bastian, and Mr. Ralph were not separately compensated for their service on the Board of Directors in 2016. Mr. Anderson's and Mr. Bastian's compensation is included in the Summary Compensation Table on page 36. Mr. Ralph's compensation is described in "Proposal 1 — Election of Directors" on page 14.

[2] On June 10, 2016, the Board of Directors granted 3,810 shares of restricted stock to each non-employee director at that date. This award vests on June 10, 2017, subject to continued Board service on that date. The "Stock Awards" column shows the fair value of the restricted stock granted to each non-employee director in 2016 as determined under FASB ASC Topic 718, based on date of the grant. Mr. Donilon resigned from the Board on April 7, 2017 due to other commitments. His stock award was amended to provide for continued eligibility as if he remained a non-employee director.

[3] The amounts in this column for each non-employee director represent reimbursement of taxes associated with Director Flight Benefits. The amount for Mr. Blake represents the incremental cost of Director Flight Benefits of $12,338 and reimbursement of taxes associated with this benefit of $30,704. The amount for Mr. Bostock represents the incremental cost of Director Flight Benefits and Retired Director Flight Benefits of $10,748 and reimbursement of taxes associated with this benefit of $15,884. The amount for Mr. Foret represents the incremental cost of $15,792 for the following: Director Flight Benefits; reimbursement under a benefit plan he had with Northwest Airlines, which Delta is required to honor as a result of its merger with Northwest; and a matching contribution to a college pursuant to the Delta Air Lines Foundation matching gift program (Delta Foundation Charitable Program). It also includes for Mr. Foret, $13,735 in reimbursement of taxes associated with Director Flight Benefits and the benefit plan. No other non-employee director received perquisites or other personal benefits with a total incremental cost of $10,000 or more, the threshold for reporting under SEC rules. From time to time, directors attend events sponsored by Delta at no incremental cost to Delta.

Stock Ownership Guidelines

The non-employee director stock ownership guidelines require each non-employee director to own shares of Delta common stock equal to or greater than (1) shares with a value of five times the annual Board cash retainer paid to the director or (2) 35,000 shares. Non-employee directors must achieve this ownership level within five years after initial election to the Board. For this purpose, stock ownership includes restricted stock and restricted stock units; shares owned directly or by a spouse or dependent children; shares held in trust by or for the director or an immediate family member who resides in the same household as the director (an immediate family member); or shares owned by an entity wholly-owned by the director or an immediate family member. It does not include shares a director has the right to acquire through the exercise of stock options.

In addition, each non-employee director must hold at least 50% of all "net shares" received through restricted stock vesting or realized through stock option exercises until the stock ownership guidelines are achieved. For this purpose, "net shares" means all shares retained after any applicable withholding of any shares for tax purposes.

As of April 15, 2017, all non-employee directors exceeded the required stock ownership level except three directors, each of whom were first elected in 2014, 2015 or 2017. Each director has five years from the date of his or her election to achieve the required ownership level under the non-employee director stock ownership guidelines.

Audit Committee Report

The Audit Committee presently consists of six independent directors and represents and assists the Board of Directors in a number of duties. These include oversight of the following matters: the integrity of Delta's financial statements; compliance with legal and certain regulatory requirements; the performance of the internal audit function; and the financial reporting process. In addition, the Committee appoints, oversees and reviews the performance of the independent auditors, who report directly to the Committee. The Committee has the resources and authority it deems appropriate to discharge its responsibilities. The Committee operates pursuant to a written charter, which lists specific duties and responsibilities, and is available at *http://ir.delta.com/files/doc_downloads/governance/Audit_Committee_Charter.pdf*.

The Board of Directors has determined that each of Mr. Easter, Mr. Blake, Mr. Foret, Ms. Franklin, Ms. Jackson and Mr. Rial has the necessary experience to qualify as an "audit committee financial expert" under SEC rules, and has so designated each of them. Each is considered financially literate as defined by the NYSE, but none is an auditor or an accountant for Delta or performs accounting field work, and none is employed by Delta. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated as an audit committee financial expert will not be deemed an "expert" for purposes of the federal securities laws. In addition, this designation does not impose on a person any duties, obligations or liabilities that are greater than those otherwise imposed on the person as a member of the Audit Committee and Board of Directors, and does not affect the duties, obligations or liabilities of the Board of Directors.

Management is responsible for Delta's system of internal control over financial reporting, the preparation of its consolidated financial statements in accordance with accounting principles generally accepted in the United States (or GAAP), and the financial reporting process, including management's assessment of internal control over financial reporting. The independent auditors, Ernst & Young LLP (or EY), are responsible for performing an independent audit of our consolidated financial statements and for expressing an opinion, based on the results of their audit, as to whether the consolidated financial statements are fairly presented, in all material respects, in conformity with GAAP.

It is not the responsibility of the Audit Committee to prepare consolidated financial statements nor is it to determine that the consolidated financial statements and disclosures are complete and accurate and prepared in accordance with GAAP and applicable rules and regulations. These tasks are the responsibility of management. It is also not the responsibility of the Audit Committee to plan or conduct an independent audit of the consolidated financial statements. These tasks are the responsibility of the independent auditors. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert, professional or special assurance as to the consolidated financial statements or any professional certification. The Audit Committee relies on the information provided by and representations made to it by management, and also on the report on our consolidated financial statements that it receives from the independent auditors.

In discharging its duties, the Audit Committee reviewed and discussed with management and the independent auditors the overall scope and process for the audit of the consolidated financial statements and internal control over financial reporting. The Committee discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301 (Communications with Audit Committees) issued by the Public Company Accounting Oversight Board (PCAOB). In addition, the Committee received from the independent auditors the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditors' communications with the Audit Committee concerning independence, and discussed with the independent auditors their independence from Delta and its management. The Committee also determined that the independent auditors' provision of non-audit services in 2016 to Delta was compatible with the auditors' independence.

The Audit Committee met in private sessions as required by its charter with representatives of EY and members of Delta's management, including the Chief Executive Officer, the President, the Chief Financial Officer, the Controller, the Chief Accounting Officer, the Chief Legal Officer and the Vice President — Corporate Audit and ERM. The Audit Committee and other attendees discussed and reviewed the following, among other matters: Delta SEC filings; information technology matters; the scope, resources and work of the internal audit function; the financial reporting process; the consolidated financial statements and related notes; the scope and progress of testing of Delta's internal control over financial reporting; management's assessment of the effectiveness of Delta's internal control over financial reporting; enterprise risk management (ERM); legal and regulatory matters; accounting standards; accounting and controls related to specific company functions, strategic investments, subsidiaries and accounts; and tax matters.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements and management's assessment of the effectiveness of Delta's internal control over financial reporting be included in Delta's 2016 Form 10-K filed with the SEC. The Audit Committee also appointed EY as Delta's independent auditors for 2017, subject to stockholder ratification.

THE AUDIT COMMITTEE

William H. Easter III, *Chair*
Francis S. Blake
Mickey P. Foret
Shirley C. Franklin
Jeanne P. Jackson
Sergio A.L. Rial

Proposal 2 — Advisory Vote on Executive Compensation

Stockholders have the opportunity to approve, on an advisory, nonbinding basis, the compensation of the named executive officers, as disclosed in this proxy statement. This is commonly referred to as a "say on pay" advisory vote. The Board of Directors recommends that you vote "FOR" this proposal.

As discussed in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement, the compensation paid to the named executive officers reflects the following principles of our executive compensation program:

- Links pay with performance by placing a substantial majority of total compensation at risk.
  - For 2016, at-risk compensation constituted 94% of the targeted compensation for the Chief Executive Officer and 90% for the other named executive officers.
- Utilizes stretch performance measures that provide incentives to deliver value to our stockholders.
  - The payout opportunities for named executive officers under our annual and long-term incentive plans depend on Delta's financial, operational and customer service performance as well as the value of our common stock.
- Closely aligns the interests of management with frontline employees.
  - Many of the same performance measures are used in both our executive and broad-based employee compensation programs.
- Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent as needed.

The Board of Directors recommends a vote FOR this proposal.

This vote is advisory in nature, which means that it is not binding on Delta, its Board of Directors or the Personnel & Compensation Committee. However, the Personnel & Compensation Committee intends to give careful consideration to the vote results and is committed to take any actions it deems necessary and appropriate in light of those results.

Proposal 3 — Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Stockholders have the opportunity to cast an advisory vote regarding their preference as to the frequency of future advisory votes on executive compensation. For this proposal, stockholders can indicate whether they would prefer that we hold future advisory votes on executive compensation every one, two or three years. In 2011, stockholders voted to hold advisory votes on executive compensation on an annual basis, and, therefore, advisory votes on executive compensation have been held every year since that date. Under the Dodd-Frank Act, we are again required to provide stockholders the opportunity to vote on the frequency of the advisory vote.

After careful consideration of the frequency alternatives, just as in 2011, the Board of Directors believes conducting an advisory vote on executive compensation on an annual basis, or every year, is appropriate for Delta and its stockholders at this time.

You may cast your vote on your preferred voting frequency by choosing the option of every year (1 year), every two years (2 years), or every three years (3 years) or by abstaining from voting when you vote for this proposal.

The Board of Directors recommends a vote of <u>ONE YEAR</u> for an advisory vote on the frequency of future advisory votes on executive compensation (as opposed to every two or three years).

Proposal 4 — Ratification of the Appointment of Independent Auditors

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP (EY) as Delta's Independent Registered Public Accounting Firm (independent auditors) for 2017, subject to ratification by the stockholders. Representatives of EY, which also served as Delta's independent auditors for 2016, are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire and will be available to respond to questions. EY has served as our independent auditors since 2006. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the external independent auditors. The Audit Committee has ultimate responsibility for audit fee negotiations associated with the work of EY.

In determining whether to reappoint EY as Delta's independent auditors for 2017, subject to stockholder ratification, the Audit Committee took into consideration a number of factors. These factors include the length of time the firm has been engaged by Delta; EY's familiarity with Delta's operations and industry, accounting policies, financial reporting process, and internal control over financial reporting; its skills, expertise and independence; the quality of the Audit Committee's ongoing discussions with EY; a review of external data related to EY's legal risks and proceedings, audit quality and recent public portions of PCAOB reports; an assessment of the professional qualifications of EY, the performance of the lead engagement partner and the other professionals on the Delta account; the reasonableness of EY's fees for the services provided to Delta; management's relationship with EY and its assessment of EY's performance; the Audit Committee's views on the performance of EY in light of the foregoing matters and the Audit Committee's belief that continuing to retain EY is in the best interest of Delta and its stockholders. The Audit Committee periodically considers whether there should be a change in the independent auditors. When the lead engagement partner of the independent auditors is required to rotate off the Delta engagement, the Audit Committee and its chair would be directly involved in selecting a new lead engagement partner.

Delta's Certificate of Incorporation and Bylaws do not require that stockholders ratify the selection of EY as the independent auditors. We are submitting the selection of the independent auditors for stockholder ratification (as we have done in prior years) because we believe it is a matter of good corporate governance. If stockholders do not ratify the selection of EY, the Audit Committee will reconsider the selection of the independent auditors.

The Board of Directors recommends a vote <u>FOR</u> this proposal.

Fees of Independent Auditors for 2016 and 2015

The following table shows the aggregate fees and related expenses for professional services rendered by Delta's independent auditors for 2016 and 2015.

Description of Fees	Amount 2016 ($)	Amount 2015 ($)
Audit Fees[1]	3,913,000	3,987,000
Audit-Related Fees[2]	666,000	170,000
Tax Fees[3]	1,042,000	1,641,000
All Other Fees[4]	2,000	6,000

---

[1] Represents fees for the audit and quarterly reviews of the consolidated financial statements (including an audit of the effectiveness of internal control over financial reporting); attestation services required by statute or regulation; assistance with and review of documents filed with the SEC including a debt refinancing in 2015; and accounting and financial reporting consultations and research work necessary to comply with generally accepted auditing standards.

[2] Represents fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include an audit of subsidiaries, employee benefit plan audits and accounting consultations related to proposed transactions.

[3] Represents fees for professional services provided for the review of tax returns prepared by the company; assistance with domestic and international tax compliance; and assistance related to the tax impact of proposed and completed transactions.

[4] Represents fees for online technical resources.

Pre-Approval of Audit and Non-Audit Services

The charter of the Audit Committee provides that the Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for Delta by the independent auditors. The Audit Committee has adopted a policy for the pre-approval of all services provided by the independent auditors.

Each year management requests Audit Committee pre-approval of the annual audits, statutory audits, quarterly reviews and any other engagements of the independent auditors known at that time. In connection with these requests, the Audit Committee may consider information about each engagement, including the budgeted fees; the reasons management is requesting the services to be provided by the independent auditors; and any potential impact on the auditors' independence. As additional proposed audit and non-audit engagements of the independent auditors are identified, or if pre-approved services exceed the pre-approved budgeted amount for those services, the Audit Committee will consider similar information in connection with the pre-approval of such engagements or services. If Audit Committee pre-approvals are required between regularly scheduled Committee meetings, the Audit Committee has delegated to the Chair of the Audit Committee, or an alternate member of the Audit Committee, the authority to grant pre-approvals. Pre-approvals by the Chair or the alternate member are reviewed with the Audit Committee at its next regularly scheduled meeting.

Other Matters

Cost of Solicitation

Delta will pay the cost of soliciting proxies. We have retained Innisfree to solicit proxies, by telephone, in person or by mail, for a fee of $15,000 plus certain expenses. In addition, certain Delta officers and employees, who will receive no compensation for their services other than their regular salaries, may solicit proxies. Delta will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to beneficial owners of Delta stock. Other proxy solicitation expenses that we will pay include those for preparing, mailing, returning and tabulating the proxies.

Submission of Stockholder Proposals

To be considered for inclusion in our proxy statement for the 2018 annual meeting, stockholder proposals other than a director nomination must comply with the requirements under SEC Rule 14a-8 and must be submitted in writing and received by us no later than 5:00 p.m., local time, on January 19, 2018, at the following address:

By delivery:	*By mail:*
Law Department	Law Department
Delta Air Lines, Inc.	Delta Air Lines, Inc.
Department 981	Department 981
1030 Delta Boulevard	P.O. Box 20574
Atlanta, Georgia 30354	Atlanta, Georgia 30320
Attention: Chief Legal Officer	**Attention:** Chief Legal Officer

Under certain circumstances, stockholders may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in Article II, Section 9 of our Bylaws. Director nominations to be considered for inclusion in proxy materials for the 2018 annual meeting must be received by us at the address above no earlier than December 20, 2017 and no later than January 19, 2018.

In addition, a stockholder may only bring business before the annual meeting, other than a proposal included in the proxy statement, or may submit nominations for directors, if the stockholder complies with the requirements specified in Article II, Section 8 of our Bylaws. The requirements include:

- providing written notice that is received by Delta's Corporate Secretary between March 2, 2018 and April 1, 2018 (subject to adjustment if the date of the 2018 annual meeting is moved by more than 30 days, as provided in Article II, Section 8(b) of the Bylaws); and

- supplying the additional information listed in Article II, Section 8(b) of the Bylaws.

Delta's Bylaws are available at http://ir.delta.com/governance/governance-documents/default.aspx.

A proxy granted by a stockholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the notice provision in our Bylaws, subject to the applicable rules of the Securities and Exchange Commission.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act requires our directors, executive officers and persons who beneficially own more than 10% of a registered class of our equity securities (reporting persons) to file certain reports concerning their beneficial ownership of our equity securities. We believe that during 2016 all reporting persons timely complied with their Section 16(a) filing obligations.

Supplemental Information about Financial Measures

We sometimes use information that is derived from our Consolidated Financial Statements, but that is not presented in accordance with accounting principles generally accepted in the U.S. (GAAP). Certain of this information is considered "non-GAAP financial measures" under the U.S. Securities and Exchange Commission rules. The non-GAAP financial measures may be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show reconciliations of non-GAAP financial measures used in this proxy statement to the most directly comparable GAAP financial measures.

Pre-Tax Income, adjusted. We adjust pre-tax income for the following items to determine pre-tax income, adjusted for special items, for the reasons described below:

Mark-to-market ("MTM") adjustments and settlements. MTM adjustments are defined as fair value changes recorded in periods other than the settlement period. Such fair value changes are not necessarily indicative of the actual settlement value of the underlying hedge in the contract settlement period. Settlements represent cash received or paid on hedge contracts settled during the period. These items adjust fuel expense to show the economic impact of hedging, including cash received or paid on hedge contracts during the period. Adjusting for these items allows investors to better understand and analyze our core operational performance in the periods shown.

Restructuring and other. Restructuring and other includes fleet and other charges, severance and related costs, an insurance settlement, and a litigation settlement. Because of the variability in restructuring and other, the exclusion of this item is helpful to investors to analyze our recurring core operational performance in the periods shown.

Loss on extinguishment of debt. Because of the variability in loss on extinguishment of debt, the exclusion of this item is helpful to investors to analyze our recurring core operational performance in the periods shown.

Virgin Atlantic MTM adjustments. We record our proportionate share of earnings from our equity investment in Virgin Atlantic in non-operating expense. We adjust for Virgin Atlantic's MTM adjustments to allow investors to better understand and analyze our core financial performance in the periods shown.

	Year Ended December 31,				
(in billions)	2016	2015	2014	2013	2012
Pre-tax income	$ 6.6	$ 7.2	$1.1	$ 2.5	$1.0
Adjusted for:					
MTM adjustments and settlements	(0.4)	(1.3)	2.3	(0.3)	—
Restructuring and other	—	—	0.7	0.5	0.5
Loss on extinguishment of debt	—	—	0.3	—	0.1
Virgin Atlantic MTM adjustments	(0.1)	—	0.1	—	—
Total Adjustments	(0.5)	(1.3)	3.4	0.2	0.6
Pre-tax income, adjusted	$ 6.1	$ 5.9	$4.5	$ 2.7	$1.6

Adjusted Net Debt. We use adjusted total debt, including aircraft rent, in addition to long-term adjusted debt and capital leases, to present estimated financial obligations. We reduce adjusted debt by cash, cash equivalents and short-term investments and hedge margin receivable, resulting in adjusted net debt, to present the amount of assets needed to satisfy the debt. Management believes this metric is helpful to investors in assessing our overall debt profile. Management has reduced adjusted debt by the amount of hedge margin receivable, which reflects cash posted to counterparties, as we believe this removes the impact of current market volatility on our unsettled hedges and is a better representation of the continued progress we have made on our debt initiatives.

(in billions)	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Debt and capital lease obligations	$7.3	$8.3	$9.7	$11.2	$12.6
Plus: unamortized discount, net and debt issuance costs	0.1	0.1	0.2	0.5	0.6
Adjusted debt and capital lease obligations	$ 7.4	$ 8.4	$ 9.9	$11.7	$13.2
Plus: 7x last twelve months' aircraft rent	2.0	1.8	1.6	1.5	1.9
Adjusted total debt	9.4	10.2	11.5	13.2	15.1
Less: cash, cash equivalents and short-term investments	(3.2)	(3.4)	(3.3)	(3.8)	(3.4)
Less: hedge margin receivable	(0.1)	(0.1)	(0.9)	—	—
Adjusted net debt	$ 6.1	$ 6.7	$ 7.3	$ 9.4	$11.7

Operating Cash Flow, adjusted. We adjusted operating cash flow because management believes this metric is helpful to investors to evaluate our ability to generate cash that is available for use for capital expenditures, debt service or general corporate initiatives. Adjustments include:

Hedge deferrals. During the March 2015 quarter, we effectively deferred settlement of a portion of our fuel hedge portfolio by entering into transactions that, excluding market movements from the date of inception, would provide approximately $300 million in cash receipts during the second half of 2015 and require approximately $300 million in cash payments in 2016. During the March 2016 quarter, we further deferred settlement of a portion of our hedge portfolio until 2017 by entering into transactions that, excluding market movements from the date of inception, would provide approximately $300 million in cash receipts during the second half of 2016 and require approximately $300 million in cash payments in 2017. Operating cash flow is adjusted to include the impact of these deferral transactions in order to allow investors to better understand the net impact of hedging activities in the period shown.

Hedge margin. Operating cash flow is adjusted for hedge margin as we believe this adjustment removes the impact of current market volatility on our unsettled hedges and allows investors to better understand and analyze the company's core operational performance in the period shown.

(in millions)	Year Ended December 31, 2016
Net cash provided by operating activities	$7,205
Adjusted for:	
Hedge deferrals	(159)
Hedge margin	(92)
Net cash provided by operating activities, adjusted	$6,954

Return on Invested Capital (ROIC). We present ROIC as management believes this metric is helpful to investors in assessing our ability to generate returns using our invested capital. ROIC is operating income, adjusted, divided by adjusted average invested capital. We adjust operating income for MTM adjustments and settlements for the same reasons discussed above for pre-tax income. All adjustments to calculate ROIC are intended to provide a more meaningful comparison of our results to the airline industry and other high-quality industrial companies.

(in millions, except % of return)	Year Ended December 31, 2016
Operating Income	$ 6,952
Adjusted for:	
MTM adjustments and settlements	(450)
7x annual interest expense included in aircraft rent	188
Amortization of retirement actuarial loss	231
Operating income, adjusted	$ 6,921
Adjusted book value of equity	$19,954
Average adjusted net debt	6,601
Adjusted average invested capital[1]	$26,555
Return on invested capital	26.1%

[1] Adjusted average invested capital represents the sum of the average book value of equity at the end of the last five quarters, adjusted for pension and fuel hedge impacts within other comprehensive income. Average adjusted net debt is calculated using amounts as of the end of the last five quarters.